10/31

07027684

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Heavy Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 02 2007
THOMSON FINANCIAL

FILE NO. 82- 04389

FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/1/07

Kawasaki

082-04389

EXHIBIT 2

ARIS
3-31-07



Annual Report 2007

Year ended March 31, 2007

KAWASAKI HEAVY INDUSTRIES, LTD.

Founded in 1878, Kawasaki Heavy Industries, Ltd. (KHI), is a leading global comprehensive manufacturer of transportation equipment and industrial goods. With a broad technological base that encompasses mastery of the land, sea, and air, the KHI Group manufactures ships, rolling stock, aircraft and jet engines, gas turbine power generators, refuse incinerators, industrial plants, steel structures, and a wide range of manufacturing equipment and systems. KHI also produces such world-famous consumer products as Kawasaki-brand motorcycles and personal watercraft.

Contents

Forward-Looking Statements

Forecasts regarding the Company's plans and strategies contained in this publication were prepared based on information available at the time the forecasts were prepared. The Company's actual performance may differ from the forecasted figures due to a range of factors.

Cover:

P-X and C-X airplanes immediately after their rollout on July 4, 2007

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
For the year:				
Net sales	¥1,438,619	¥1,322,487	¥1,241,592	$12,182,395
Operating income	69,142	41,795	24,744	585,503
Net income	29,772	16,467	11,479	252,113
Net cash provided by operating activities	45,860	45,761	71,422	388,348
Capital expenditures	39,269	41,724	29,692	332,535
Per share (in yen and U.S. dollars):				
Earnings per share—basic	¥18.9	¥11.2	¥7.9	$0.16
Earnings per share—diluted	17.2	9.4	6.8	0.15
Cash dividends	5.0	3.0	2.5	0.04
At year-end:				
Total assets	¥1,357,980	¥1,284,085	¥1,194,473	$11,499,534
Total net assets	295,378	243,096	206,156	2,501,295
Orders received and outstanding:				
Orders received during the fiscal year	¥1,592,688	¥1,351,631	¥1,301,845	$13,487,069
Order backlog at fiscal year-end	1,465,155	1,310,444	1,254,409	12,407,105

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥118.09 to US$1, the approximate rate of exchange at March 31, 2007.

Net Sales
(Billions of yen)


1,239.6
1,160.3
1,241.6
1,322.5
1,438.6
1,500
1,200
900
600
300
0
03
04
05
06
07

Net Income
(Billions of yen)


13.0
6.3
11.5
16.5
29.8
30
25
20
15
10
5
0
03
04
05
06
07

Total Net Assets
(Billions of yen)


180.2
194.0
206.2
243.1
295.4
300
200
100
0
03
04
05
06
07



Tadaharu Ohashi President

Review of Fiscal 2007

During fiscal 2007, ended March 31, 2007, the Japanese economy remained on a distinctly expansionary trend, driven by growth in private capital investment supported by expansion in corporate earnings. Overseas also, economic conditions were generally strong, especially in China, despite a slowdown in some sectors in the United States.

Under these circumstances, the Kawasaki Heavy Industries (KHI) Group continued aggressive marketing activities and secured total orders amounting to ¥1,592.7 billion, ¥241.1 billion, or 17.8%, higher than in the previous fiscal year, mainly due to increased orders in the Rolling Stock & Construction Machinery, Aerospace, and Plant & Infrastructure Engineering segments. Net sales rose ¥116.1 billion, or 8.8%, to ¥1,438.6 billion, with the Aerospace and Consumer Products & Machinery segments reporting the strongest gains.

Operating income increased a robust ¥27.3 billion, or 65.4%, to ¥69.1 billion. This improvement resulted from a combination of the positive effect of a weaker yen against the U.S. dollar, growth in the Rolling Stock & Construction Machinery and Consumer Products & Machinery segments, reduced losses in the Plant & Infrastructure Engineering segment, and other factors. Similarly, net income advanced to ¥29.8 billion, representing a sharp ¥13.3 billion, or 80.8%, gain from the previous fiscal year.

Our basic policy is to continue to pay stable cash dividends that are appropriate to our performance while

Implementing Initiatives to Enhance Corporate Value and Attain the Goals of the New Medium-Term Business Plan "Global K"

paying careful attention to expanding retained earnings to strengthen and expand the KHI Group's management base in preparation for future growth. In view of this basic policy, and after an overall consideration of performance and other factors, we proposed and received approval from shareholders to increase the annual cash dividend ¥2 per share, to ¥5 per share for fiscal 2007.

Basic Management Policies and Objectives

As expressed in the Kawasaki Group's New Medium-Term Business Plan "Global K," our new corporate vision is "Enriching Lifestyles and Helping Safeguard the Environment: Global Kawasaki." The Group endeavors to increase customer satisfaction and enhance its corporate value by offering its customers superior products and services that are differentiated by technology and brand power. The ultimate goal of the Group's management strategies is to meet the expectations, first and foremost, of our shareholders as well as our customers, employees, and the communities we serve.

Target Management Indicators

The principal target management indicator we have adopted, with the aim of satisfying the expectations of investors for profitability, is before-tax return on invested capital (ROIC), defined as earnings before interest and taxes (EBIT) divided by invested capital. As we work to maximize ROIC, we are aiming to strengthen our financial position as well as expand profits. In addition, under our new Medium-Term Business Plan "Global K" announced in September 2006, we are aiming to strengthen profitability and have added the ratio of recurring profit* to net sales as another integral management indicator.

*Recurring profit is used in accounting standards generally accepted in Japan. It is the sum of operating income, net interest income (expenses), dividend income, and other non-operating and recurring items.

Medium-Term Management Strategy

Under the KHI Group's previous Medium-Term Business Plan "K21," the Group was successful in creating a stable earnings base by aiming to create a high margin earnings structure based on a business portfolio capable of coping with changes in the business environment and moving to a sustainable growth path. To move to the next stage in growth and development, we have prepared a new Medium-Term Business Plan entitled "Global K," which began in fiscal 2007, and will extend through fiscal 2011. With the previously mentioned corporate missions in mind, we are working to make the leap to a highly profitable global enterprise based on the three management concepts of "quality followed by quantity," "selectivity and concentration," and "stronger non-price competitiveness."

As part of these initiatives and to reinforce the profitability of the KHI Group, KHI has classified its principal businesses into three areas: namely, "core businesses," which are expected to be the Group's mainstay earnings drivers; a "developing business," which we intend to nurture as a new earnings driver; and "autonomous businesses," where we will establish positions as a strong specialist. To further sharpen our resource allocation under our "selectivity and concentration" strategy, KHI has also classified and positioned its business units and product categories into four categories: namely, "priority businesses," "developing businesses," "businesses with stable earnings," and "businesses requiring structural reform." Further details of the Medium-Term Business Plan "Global K" are discussed on pages 9 to 13.

Issues to Be Addressed

The KHI Group has positioned the current year, fiscal 2008, as a crucial year in the implementation of "Global K" because it believes there would be no exaggeration in saying that how well we attain the objectives for the current year will largely determine how well we attain the objectives of "Global K." Accordingly, while adhering to the management concepts of "quality followed by quantity," "selectivity and concentration," and "stronger non-price competitiveness," we are concentrating on the following three key objectives during this fiscal year.

(1) Continue Reforms to Establish a Sustainable Growth Cycle

We will push through reforms aimed at creating a stronger business base, including (a) increasing the efficiency of the development and production systems of the KHI Group as a whole, (b) creating an even stronger business structure that can deal effectively with fluctuations in foreign exchange rates, and (c) addressing various issues related to personnel viewed as a management resource.

(2) Increase Profitability

Initiatives to improve profitability of individual businesses, products, and projects will include (a) strengthening technological capabilities, non-price competitiveness, and marketing power; (b) taking appropriate measures to manage higher operating ratios; (c) improving cost-effectiveness by lowering material and other costs; and (d) reducing fixed costs through more-efficient operations.

(3) Improve Capital Efficiency

We will work to increase free cash flow and reduce interest-bearing debt through (a) reducing working capital and (b) investing on a priority basis.

Turning next to our business segments, we are implementing the following management strategies.

First, for our four core businesses, in Rolling Stock, we are working to strengthen our operational systems in our three major markets of North America, Japan, and the rest of Asia. In the Aerospace segment, we are moving forward with the development of the next maritime patrol aircraft and the next transport aircraft under contracts from the Ministry of Defense in Japan (MOD) as well as the development and production of the Boeing 787. In the Gas Turbines & Machinery segment, we are expanding our capabilities for developing and manufacturing jet aircraft engines to meet expansion in demand from private aircraft manufacturers as well as our development and production capacity in the industrial gas turbine field. In the Consumer Products & Machinery segment, our area of highest priority will be motorcycles for markets in the industrialized countries, and we are strengthening our development and production systems at the global level to expand the scale of this business, increase profitability, and improve product competitiveness.

Secondly, in the Plant & Infrastructure Engineering segment, which has been subjected to drastic reforms over the past few years, we have begun to develop energy and environment-related businesses. Two subsidiaries, established in the segment in 2005 and 2006 as part of reforms, merged into one stronger company—Kawasaki Plant Systems, Ltd. in April 2007. The new company is aiming to develop and become the center of KHI's fifth core business—the Energy & Environmental Engineering business. In addition, in this segment, we have drastically streamlined the steel structures business. We have recently decided to withdraw from the steel bridge and sluice gate units in the business and are moving forward with a sweeping review and reforms to strengthen our LNG-related and other energy and environment-related growth units.

Compliance

In conducting the business activities previously mentioned, one of the major assumptions is that management and staff maintain high standards of compliance with applicable laws and regulations. Thus far, the KHI Group has taken "We will absolutely not engage in illegal activities" as the basic guideline for its business activities. To ensure compliance, the Group has prepared internal rules and regulations regarding corporate ethics, conducts compliance training activities for various levels of management and staff, distributes various types of guidelines, has created autonomous inspection committees within each of its organizational units, and made concerted efforts to ensure all personnel are aware of laws and regulations that must be observed. In addition to these activities, in October 2006, the Group formed its CSR Department to be the organizational focal point for substantially strengthening initiatives related to internal controls, compliance, and CSR promotion as well as take thoroughgoing organizational initiatives relating to compliance.

Along with these activities, the KHI Group will continue to reform its corporate culture to place highest priority on information disclosure and transparency.

We of the KHI Group are steadily implementing initiatives throughout all phases of our business operations to strengthen profitability and reform our business structure to attain the prime objective of our new Medium-Term Business Plan "Global K." We will remain committed to implementing these initiatives, with the goal of enhancing the enterprise value of the Group, and look forward to the continuing support and cooperation of you, our shareholders.

June 2007

T. Ohashi

Tadaharu Ohashi
President



Formulating Our "Global K" Medium-Term Business Plan —Becoming a Global Corporation with Strong Earnings Power in 2011

Q: What is your appraisal of KHI's performance in fiscal 2007?

Fiscal 2007, ended March 31, 2007, was the last year of our "K21" Medium-Term Business Plan, which we began to implement in fiscal 2001. I am pleased to report that in the last year of K21 we were able to report record levels of net sales and net income for the KHI Group. Under this plan, with its basic policy of "quality followed by quantity," we sought to return the Group to a sustainable growth path and therefore exercised "selectivity and concentration" and implemented "structural reforms." These initiatives made it possible for the Group to attain these results. Under K21, we positioned our Aerospace and Consumer Products & Machinery segments as core businesses, and our Rolling Stock and Gas Turbines & Machinery segments, which we also positioned as developing businesses, reported steady growth. In our Shipbuilding and Plant & Infrastructure Engineering segments, which we positioned as businesses due for structural reform, we proceeded with necessary realignments and reforms to strengthen their operations. The structural reforms envisioned under K21 have been virtually completed, and I believe we have arrived at a stage where we can begin to draw up a new scenario for their future. For the Group as a whole, we have made progress toward reducing our interest-bearing debt and improved our financial position, and we came close to meeting our numerical target of a 9% or higher before-tax ROIC, reporting an ROIC of 8.7% for fiscal 2007.

Q: What issues do you believe Kawasaki faces?

As a result of the policies we implemented as part of the K21 plan, we secured a stable earnings base, but the biggest management issue for the KHI Group remains how to raise profitability. As the world economy expands, many companies in other industries are enjoying high levels of profitability, but compared to them, we have to admit, the profitability of the KHI Group is still relatively low. We have to continue to make structural reforms in our businesses with low profitability and focus management resources on those businesses that are making high profits and have growth prospects. That way, we can strengthen the drivers of profitability and grow other businesses that will also be drivers going forward. With this in mind, in September 2006, we began to implement our new Medium-Term Business Plan, "Global K."

Q: Please explain how you are positioning the Global K Medium-Term Business Plan?

To put it briefly, Global K is the KHI Group's new growth strategy. By adhering strictly to our three management concepts of "quality followed by quantity," "selectivity and concentration," and "stronger non-price competitiveness," over the coming five years through fiscal 2011, we are aiming to make the leap to become a highly profitable global enterprise.

One of the key features of the Global K plan is that we first clarified the vision that we have for the KHI Group and what we want each of our businesses to accomplish and look like 10 years from the time the plan was developed. Based on this, we positioned the first five years under the plan as a time for growing toward our vision. Among the KHI Group's various businesses, motorcycles have a relatively short turnaround time between manufacturing and sales. However, the businesses of the rest of the Group—including shipbuilding, rolling stock, aircraft, and industrial plants—have long lead times between the receipt of orders and actual delivery. That means we have to have a planning horizon of about 10 years when we set strategic directions for those businesses. Also, under the Global K growth strategy, we have to mobilize the energy of KHI people and build momentum to move toward our objectives. In this sense, we believe our corporate vision has a major role to play.

Q: What is Kawasaki's corporate vision going forward?

Our new corporate vision is "Enriching Lifestyles and Helping Safeguard the Environment: Global Kawasaki." By offering sophisticated technological capabilities and superior products, mainly in the areas of land, ocean, and air transport systems as well as the energy and environmental fields, we aim to become a leading, global company that works to enrich the livelihood of the people of the world and contributes to improvement in the earth's environment.



In recent years, the depletion of natural resources and the trend toward global warming have drawn growing attention as issues of global proportions. On the other hand, rapid economic growth, especially in the emerging industrializing countries, is expected to continue, thus making the simultaneous attainment of economic development and environmental preservation a common issue for nations around the world. Developing new technologies and new products in fields where the KHI Group is strong, including clean energy and other environment-related products as well as various types of transportation systems featuring high environmental efficiency because of their energy- and resource-saving properties, will create many business opportunities for KHI. At the same time, these products will make important contributions to society as a whole. Accordingly, we must continue to perfect our technological capabilities and seize new business opportunities, and then turn these into new sources of revenues and earnings. At the same time, by providing these technologies and products, we will fulfill our mission in society as a basic industry.

Therefore, we believe the way for the KHI Group to survive and prosper in the 21st century will be to continue to develop as a corporation that contributes to society primarily through its business activities.

Q: Could you please explain the details of Global K and your management policy of "selectivity and concentration?"

Under Global K, based on the results of the K21 plan, we have repositioned the KHI Group's businesses into three areas: "four core businesses," a "developing business," and "autonomous businesses." As the accompanying chart entitled "Positioning of KHI Businesses" indicates, our four core businesses are Rolling Stock, Aerospace, Gas Turbines & Machinery, and Consumer Products & Machinery. Going forward, we want these businesses to be operating globally as earnings drivers.

Positioning of KHI Businesses



"Global Kawasaki"
Rolling Stock
Aerospace
Gas Turbines & Machinery
Consumer Products & Machinery
Energy & Environmental Engineering
Industrial Robots, Shipbuilding, and Industrial Hydraulic Products

Four Core Businesses

Rolling Stock, Aerospace, Gas Turbines & Machinery, and Consumer Products & Machinery

Should be operating globally as earnings drivers of the KHI Group

Developing Business

Energy & Environmental Engineering

(Redirecting the Plant & Infrastructure Engineering business toward energy-related and environmental-related activities to achieve further growth and development)

Should be nurtured as a new earnings driver of the Group by implementing various measures, including redirection of businesses and M&A

Autonomous Businesses

Industrial Robots, Shipbuilding, and Industrial Hydraulic Products

Should establish a position as a specialist in each business field and secure stable earnings

Our "developing business" is Energy & Environmental Engineering, where considerable future demand is expected as enterprises around the world tackle the issues of securing efficient energy sources that are compatible with environmental maintenance and preservation. We intend to develop this business by redirecting our Plant & Infrastucture Engineering segment and implementing various measures, including business reorganizations and M&A.

Finally, our "autonomous businesses," that we expect to secure stable earnings as specialists in their respective fields are Industrial Robots, Shipbuilding, and Industrial Hydraulic Products.

We have also analyzed individual business units and products for their relationships with business domains, product competitiveness, market growth potential, and other attributes and decided on their appropriate positioning within our business portfolio.

As a result of this analysis, we have clarified the individual businesses we should expand under Global K, as shown in the accompanying chart, entitled "Positioning of Business Units/Products." Business units and products that will continue to be drivers of revenues and profits for the KHI Group and, therefore, should be expanded aggressively have been grouped under "priority businesses." Those business units and products that we should aggressively invest in and strengthen their competitiveness have been grouped under "developing businesses." We will, therefore, actively devote corporate resources to these units and products; this will include making capital investments, devoting expenditures to R&D, and allocating personnel, with the goal of capturing future growth in these areas.

On the other hand, for those businesses where future market prospects are unclear and profitability is low, we must continue to implement drastic measures. Units and products grouped in this "businesses requiring structural reform" category are mainly those activities related to Japanese public-sector investment that have experienced a prolonged period of stagnation in demand.

We have recently decided to withdraw from the steel bridge and sluice gate manufacturing businesses, but certain other businesses are being examined from the points of view of their strategic value for the KHI Group and medium-term profitability. Conclusions on whether to revitalize these businesses or cut back and withdraw from them will be made during the fiscal year now in progress.



Positioning of Business Units/Products

	Priority Businesses Will drive sustainable growth. Expand earnings through focused investments	Developing Businesses Strengthen competitiveness through focused investments	Businesses with Stable Earnings Achieve consistent returns	Businesses Requiring Structural Reform
Rolling Stock	Railcars for overseas markets	Railway systems Gigacell®-powered LRVs	Railcars for Japanese market	
Aerospace	Defense aircraft Commercial aircraft	Convert P-X and C-X to commercial aviation use Commercial helicopters	Guidance systems	
Gas Turbines & Machinery	Engines for commercial aircraft	Gas turbine power generation systems Gas engines	Engines for defense sector (for aircraft and ships) Steam turbines for marine and industrial applications Aerodynamic machinery	
Consumer Products & Machinery	Motorcycles for industrialized markets		General-purpose gasoline engines	Policies will be decided going forward and focus will be on public-sector investment-related areas in Japan
Energy & Environmental Engineering		Gigacells® Biomass power generation systems Treatment of harmful substances LNG tanks Energy and environment related facilities	Industrial plants	
Industrial Robots		Industrial robots		
Shipbuilding	Merchant vessels (production in China)		Naval vessels Merchant vessels (production in Kobe and Sakaide)	
Industrial Hydraulic Products	For construction machinery		For industrial equipment and ships	

Note: Meanings of terms highlighted in red, which indicate new products under development, are as follows. (a) Gigacells®: Nickel-metal hydride batteries, (b) LRV: Light rail vehicle, tram car with super-low floor, (c) P-X: Next maritime patrol aircraft, (d) C-X: Next transport aircraft

Q: Please tell us what will be the highest priority policies under Global K.

The first priority will be strengthening our technological capabilities. Under Global K, we will return to the basic understanding that technological capabilities are the source of profits and take steps to strengthen our technology development capabilities as well as our production technology and strategy for intellectual property. Especially regarding technology development capabilities, our policy will be to expand the number of personnel and investments in R&D, with the goals of speeding up the development of new products and improving the capabilities, performance, and the quality of products.



Another priority will be improving non-price competitiveness. We must instill market-centric thinking and behavior into all our business operations to effectively identify potential market needs and transform this into non-price competitiveness.

In addition, as the Japanese market becomes more mature, the world market is viewed as certain to expand, driven especially by growth in Brazil, Russia, India, and China (the BRICs). For this reason, we must accelerate our drive to go global in every aspect of our activities, including sales, manufacturing, and procurement, and building closer ties of cooperation with partner companies.

Moreover, we will adopt policies to aggressively create and nurture new products and new businesses in areas where there are many opportunities for technological progress, including energy, transportation equipment and systems, and environmental preservation.

In our management systems, while drawing on the advantages of the internal company system, including the efficiency and flexibility of management and the clear definition of responsibility, we will work to strengthen the strategy formulation functions and Group control functions of the headquarters. We will seek to harmonize the "local optimum" sought by business units with the "global optimum" desired by the KHI Group, with the objective of increasing the cohesiveness of the Group as a whole.

Along with these initiatives, we will endeavor to improve our internal control, compliance, and risk management systems, while working toward greater transparency in management.

Q: Could you please give us the key points of your capital policy? Also, what is your view regarding an appropriate level of cash dividends?

As I said at the beginning of this interview, we strengthened KHI's financial position under the K21 plan. Granted, but that will not be enough. We have to strengthen it further in order to secure a solid management base.

Targets we have set as goals in the Global K plan are to (1) lower the debt to equity ratio to less than 100%, and (2) increase our ratio of total net assets to total assets to 30% or more.

Turning next to cash dividends, after due consideration of the plan for our financial position as mentioned previously, we are considering a dividend payout ratio of 30% on a consolidated basis for the medium-to-long term. For fiscal 2007, we paid a dividend of ¥5 per common share, but going forward, we would like to gradually increase dividends as our earning power grows, as measured by how well we attain the numerical and business goals of our medium-term plan.

Q: In closing, do you have a special message for KHI shareholders?

Under Global K, we have set goals for fiscal 2011 of ¥100 billion in operating income, ¥90 billion in recurring profit, a before-tax ROIC of 14%, and a ratio of recurring profit to net sales of 5.8%. However, compared to the KHI Group's real capabilities and potential, these goals are not really very high. This is because these figures are interim objectives that resulted from our analysis of what each of our businesses should look like in the future, what policies we have to adopt to move our businesses in that direction, and the management resources that will be necessary. Personally, I believe that if we implement Global K steadily, we can reach its goals naturally and without straining. If possible, we would like to exceed these targets.

The current fiscal year, ending March 31, 2008, will be a pivotal year for reaching our objectives by fiscal 2011. In July 2007, we rolled out two major projects that will have a major impact on the future of the Aerospace segment. These were, first, the C-X next transport aircraft and the P-X next maritime patrol aircraft for Japan's MOD and, second, the Boeing 787 project. These projects are symbols of our step-by-step implementation of our growth scenario. We are fully committed to moving forward with the steady implementation of Global K and the realization of our corporate vision. Accordingly, we greatly appreciate the continuing support of shareholders and other stakeholders.

Shipbuilding

Main Products

- LNG carriers
- LPG carriers
- Container ships
- VLCCs (Very Large Crude Carriers) and other types of tankers
- Bulk carriers
- High-speed vessels
- Submarines
- Maritime application equipment


VLCC *ASIAN PROGRESS IV*


LNG carrier *ENERGY PROGRESS*

Percentage of Net Sales


7.6%

Sales
(Millions of yen)


105,458
94,939
87,081
109,697
108,849
120,000
100,000
80,000
60,000
40,000
20,000
0
03 04 05 06 07

Orders Received
(Millions of yen)


110,926
123,756
155,832
128,323
135,600
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Order Backlog
(Millions of yen)


173,304
193,705
263,707
289,227
313,987
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Business Results

Due to brisk shipping markets, especially in bulk carriers, global order volume for newbuildings attained a record high in the fiscal year ended March 31, 2007, and newbuilding prices were also high. As a result of securing orders for three LNG carriers, two LPG carriers, and eight bulk carriers (13 vessels in all), total orders increased ¥7.3 billion from the level of the previous fiscal year, or 5.7%, to ¥135.6 billion. However, sales in fiscal 2007 slipped ¥0.8 billion, or 0.8%, to ¥108.8 billion.

The segment reported an operating loss of ¥2.2 billion, a ¥0.5 billion, or 31.6% deterioration compared with that in fiscal 2006, as a result of higher procurement costs for steel and other materials. In newbuilding activity, three LNG carriers, two VLCCs, and eight bulk carriers (13 vessels in all) were delivered in fiscal 2007.

Outlook

Kawasaki Shipbuilding Corporation, which is the core company of this segment, has an extensive track record in building gas carriers and submarines, which require advanced design and construction technologies, and their products' performance and quality have been winning high praise from our customers.

Since the delivery in 1981 of the first LNG carrier ever built in Japan, we have established ourselves as a pioneer in this field. Our present wide-ranging lineup for conventional cargo tank system LNG carriers extends from smaller carriers with cargo tank capacities of 19,000m³ to larger carriers up to 153,000m³, and also we have developed and included in our lineup a pressure build-up type LNG carrier for short-distance and small-volume transportation. LNG is drawing attention as a clean source of energy, and demand for LNG is growing rapidly worldwide. Since demand to build LNG carriers is also expected to stay robust, we will continue to press forward with our technical R&D initiatives in this field to support further growth in our LNG carrier business.

Nantong COSCO KHI Ship Engineering Co., Ltd. (NACKS), which Kawasaki Shipbuilding Corporation established as a joint venture with China Ocean Shipping (Group) Company in 1996, delivered in fiscal 2007 one pure car carrier with a capacity for 5,000 vehicles, four bulk carriers, and three VLCCs (eight vessels in all). NACKS has already become one of the leading shipbuilding companies in China. In response to burgeoning demand for shipbuilding driven by the rapid growth of the Chinese economy, NACKS is proceeding with the construction of a second shipbuilding dock as a part of its second expansionary phase. The new dock is expected to go into operation from 2008 and to boost earnings substantially.

Kawasaki Shipbuilding Corporation and its group of companies, including NACKS, are working to enhance their technologies related to ship design, manufacturing, and quality assurance to reinforce their ability to compete globally in terms of both quality and costs and thereby ensure their sustainable development into the future.

Rolling Stock & Construction Machinery

Main Products

- Electric train cars (including for Shinkansen bullet trains)
- Electric and diesel locomotives
- Passenger coaches
- Integrated transit systems
- Monorail cars
- Platform screen doors
- Wheel loaders



Subway cars for the Department of Rapid Transit System of Taipei City



Series E233 electric train cars for the East Japan Railway Company

Percentage of Net Sales


12.8%

Sales
(Millions of yen)


164,774
120,597
171,731
168,306
184,283
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Orders Received
(Millions of yen)


176,693
153,399
178,369
203,165
269,120
300,000
200,000
100,000
0
03 04 05 06 07

Order Backlog
(Millions of yen)


273,563
294,017
300,837
346,310
434,419
500,000
400,000
300,000
200,000
100,000
0
03 04 05 06 07

Business Results

In fiscal 2007, demand for rolling stock, this segment's core business, was firm in North America, Japan, and elsewhere in Asia, while steady demand for construction machinery continued in the U.S. market. Both domestic orders for rolling stock and orders for commuter train cars from North America drove growth in order value. Overall, orders received for the segment jumped ¥66.0 billion, or 32.5%, to ¥269.1 billion.

Even though domestic deliveries of rolling stock were virtually unchanged from those of fiscal 2006, sales increased ¥16.0 billion, or 9.5%, from the previous fiscal year, to ¥184.3 billion, thanks to growth in sales of subway cars for overseas customers and of construction machinery in North America. Attendant with the growth in segment sales, operating income rose ¥4.4 billion, or 49.6%, from the previous fiscal year, to ¥13.2 billion.

Outlook

Orders from overseas have been robust in recent years at the rolling stock business, and the segment's three plants in Japan and the United States remain in high operation.

The segment benefited in fiscal 2007 from a series of large orders, including an order for 300 commuter train cars from Metro-North Commuter Railroad in the United States and a package order of the electrical and mechanical systems in 138 subway cars from the Department of Rapid Transit System of the Taipei City Government. Moreover, as the segment also received orders in Japan for the next-generation Shinkansen bullet train, the plants are expected to be in high and stable operation for the coming years.

The segment is moving forward with the development of the next-generation light rail vehicle (LRV) that is powered by a KHI-developed onboard nickel-metal hydride Gigacell® battery, enabling operation without a constant supply of electricity from overhead lines. Trial running in practice with a used tram car powered by Gigacell® batteries was successfully completed in 2006, and we will soon manufacture our new LRV, dubbed SWIMO. This LRV will feature a low floor and a barrier-free configuration.

Demand for rail transportation is expanding globally as it is seen as an environmentally friendly body of mass transit, and we expect demand for rolling stock to expand in North America, China, India, and elsewhere in the future. We also think the domestic market for rolling stock will stay firm, propelled mostly by replacement demand. Backed by these positive conditions, we aim to be among the best rolling stock manufacturers in the world. To do this, we are developing our production network among the segment's three plants, and are working to advance our world-leading record in quality assurance and in high-speed rail cars and other technologies.

In the construction machinery business, we are concentrating on enhancing our energy-saving and environmentally friendly products, led by the V2 series of wheel loaders, and on expanding our operations in the United States, the Middle East, Africa, and elsewhere overseas.

Aerospace

Main Products

- CH-47, OH-1, and BK117 helicopters
- Component parts for the Boeing 777 and 767 passenger airplanes
- Component parts for the Embraer 170 and 190 jet aircraft
- Missiles
- Electronic equipment
- Space equipment


Kawasaki
01

P-X, the next maritime patrol aircraft for the Japan's Ministry of Defense


201

C-X, the next transport aircraft for MOD

Percentage of Net Sales



18.7%

Sales
(Millions of yen)



154,848
173,783
188,255
218,533
269,108
300,000
200,000
100,000
0
03 04 05 06 07

Orders Received
(Millions of yen)



163,023
216,201
214,702
229,257
255,613
300,000
200,000
100,000
0
03 04 05 06 07

Order Backlog
(Millions of yen)



208,410
260,321
287,441
301,599
286,699
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Business Results

Orders in the Aerospace segment rose ¥26.4 billion, or 11.5%, to ¥255.6 billion, on the strength of increased demand from the private sector, especially with regard to orders for component parts for the Boeing 777 commercial aircraft.

This segment's sales rose ¥50.6 billion, or 23.1%, to ¥269.1 billion, as a result of increased revenues from the development of the P-X, the next maritime patrol aircraft, and the C-X, the next transport aircraft, for the Ministry of Defense (MOD); and deliveries of component parts for the Boeing 777 commercial aircraft. Attendant with the growth in sales, operating income rose ¥3.7 billion, or 38.1%, to ¥13.4 billion.

Outlook

Two major projects that are important to the future of the Aerospace segment, one for the MOD and one for the private sector, are approaching the final stage of development.

In our defense business, we held a rolling-out ceremony at Gifu Works in July for the P-X and C-X test flight planes that had just been completed. As the prime contractor, KHI has spearheaded the simultaneous domestic development of the P-X and C-X planes, a MOD project that started in 2001 and is one of the largest aviation development endeavors in Japan's history. We plan to deliver them to the MOD in 2008.

In the commercial aircraft field, the first Boeing 787 Dreamliner was rolled out in July. The state-of-the-art airplane, for which Boeing has already secured orders for more than 500 planes, has many advanced design features and incorporates cutting-edge production technologies. The 787 will make its maiden flight this year, and Boeing expects it to go into actual service in 2008. As a partner in both the development and production of the 787 Dreamliner, KHI is responsible for the forward section of the composite one-piece-structure fuselage, which is the world's first in a commercial aircraft, as well as other key components. Kawasaki opened a dedicated facility at Nagoya Works 1 for the production of key components for the 787 Dreamliner last year. This facility's efficient production line allows for an integrated manufacturing process from composite parts fabrication to assembly of the forward fuselage.

Up-front capital expenditures and development expenses to see through the new projects mentioned above will probably weigh on the Aerospace segment's performance in the immediate future, but we expect the progression of these projects together with increasing demand for commercial aircraft, supported by global economic expansion, to drive strong growth in this segment over the longer term.

Our successful execution of these two major development projects and the creation of a production structure for both MOD-commissioned and commercial aircraft have enabled us to reinforce our operational foundation for the long term and put us on a clear path for future growth.

Gas Turbines & Machinery

Main Products

- Jet engines
- Small and medium-sized gas turbine generators
- Gas turbine cogeneration systems
- Gas turbines for naval vessels
- Steam turbines for marine and industrial applications
- Diesel engines and marine propulsion systems
- Aerodynamic machinery



25 MW combined cycle power plant with L20A gas turbine for Daihatsu Co., Ltd.


1001
Trent 1000
C-Duct-Dev
LH ASSY
ADAPTOR, LH

Trent 1000 engine (Photo courtesy of Rolls-Royce plc)

Percentage of Net Sales


12.7%

Sales
(Millions of yen)


150,766
136,468
141,366
161,431
183,309
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Orders Received
(Millions of yen)


132,989
129,987
162,700
188,068
204,847
250,000
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Order Backlog
(Millions of yen)


160,874
140,327
163,440
195,108
216,886
250,000
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Business Results

Orders received by this segment rose ¥16.8 billion, or 8.9%, from the previous fiscal year, to ¥204.8 billion, for the fiscal year under review, owing to orders for gas turbine power generation systems, components for commercial aircraft engines, and natural gas compression modules. The segment posted a sales gain of ¥21.9 billion, or 13.6%, rising to ¥183.3 billion, reflecting growth in sales of gas turbine power generation systems, diesel engines for ships, and components for commercial aircraft engines. Attendant with the increase in sales, operating income climbed ¥3.0 billion, or 44.6%, to ¥9.8 billion.

Outlook

As a core business of KHI, the Gas Turbines & Machinery segment is aggressively developing the energy and transportation equipment businesses.

In the energy field, we are focusing on product categories where growth can be expected due to increasing global demand for energy as the world economy expands. These include power generation related systems, such as gas turbine power generators and steam turbines and gas compression modules for oil and natural gas related applications.

Since gas turbines are environment-friendly with overall high thermal efficiency, gas turbines are considered an important source of energy for tackling global issues, such as global warming and other adverse effects on the natural environment.

As Japan's top manufacturer of small and medium-sized gas turbines, KHI has accumulated extensive experience as a supplier of gas turbines through its supply of emergency generators, standby and cogeneration systems, and its strong lineup of in-house developed gas turbines (led by the leading-edge L20A, which is highly efficient and incorporates advanced low-emission technology) extending from 150kW to 20MW class models.

Also, KHI has developed an 8MW class gas engine that achieves the world's best power generation efficiency of 48% in its class and an emission rate among the lowest ever. We intend to build a demonstration plant for this gas engine and commence order campaigns before the end of 2007.

In the transportation equipment field, KHI is focusing on the areas of marine propulsion systems and civil aircraft engine systems, where orders are rapidly increasing. In the development of the state-of-the-art TRENT 1000 jet engine for the Boeing 787 aircraft in which KHI is participating as a risk and revenue sharing partner with Rolls-Royce, the development program is proceeding smoothly, aimed at obtaining type certification in the latter half of 2007. In the commercial aircraft engine field, we plan to construct a new plant at Seishin Works, which is located in Kobe, in anticipation of sustained growth in demand for engines applied to commercial aircraft models, along with increased demand for the TRENT 1000 engines. We plan to strengthen this business by actively participating in international new engine development programs and through other endeavors as well.

Plant & Infrastructure Engineering

Main Products

- Cement, chemical, and other industrial plants
- Power plants
- Municipal refuse incineration plants
- LNG and LPG tanks
- Shield machines and tunnel boring machines
- Wind turbines



120MW combined cycle power plant for China



Municipal incineration plant for Kishiwada City Kaizuka City Clean Center

Percentage of Net Sales


8.5%

Sales
(Millions of yen)


219,092
191,412
191,012
164,506
122,062
250,000
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Orders Received
(Millions of yen)


208,268
156,145
126,403
97,332
150,221
250,000
200,000
150,000
100,000
50,000
0
03 04 05 06 07

Order Backlog
(Millions of yen)


327,911
273,837
210,160
144,147
172,255
400,000
300,000
200,000
100,000
0
03 04 05 06 07

Business Results

Orders in this segment increased a substantial ¥52.9 billion, or 54.3%, from the previous fiscal year, to ¥150.2 billion. This was primarily due to overseas orders for cement plants, ferronickel refining plants, and tunnel boring machines.

Sales were down ¥42.4 billion, or 25.8%, to ¥122.1 billion, despite deliveries of industrial plants, wind power generation systems, and shield machines. The operating loss at the segment narrowed ¥6.1 billion, or 71.4%, to ¥2.4 billion, due to a better performance in the industrial plant business.

Outlook

The merger of Kawasaki Environmental Engineering Ltd. (KEE) with Kawasaki Plant Systems, Ltd. (K Plant) in April 2007 created the new Kawasaki Plant Systems, Ltd., which is now the segment's core company. In the KHI Group's Medium-Term Business Plan "Global K" that was formulated in September 2006, we expressed our intention to develop energy and environmental engineering into a new business pillar. Our aim is to grow into a top engineering company with leading-edge capabilities in devising plans and proposals for clients by applying our superior proprietary technologies in clean energy-related and environmental facilities-related fields.

The merger of K Plant and KEE are in accordance with the policies of the "Global K" plan. The new K Plant will integrate and strengthen the broad array of technologies and products its two progenitors built up over the years, and aims to bolster its ability to compete as a business by improving the efficiency of its marketing and organizational structure. At the same time, the new K Plant will respond aggressively to budding demand in Japan and overseas for environmental and energy-related plants and industrial infrastructure-related facilities that promote energy and resource conservation.

On the other hand, the reduction to public works spending in Japan has hurt the steel structures business, and, in response, the segment continues to restructure its operations. It has consolidated production that had been spread among four domestic plants at Harima Works and decided in June 2007 to exit the steel bridge and sluice gate businesses. The steel structures business will focus management resources on expanding sales of shield machines and on clean energy-related fields, such as LNG tanks, a category in which demand continues to grow worldwide. The segment is also working to strengthen its earnings base by utilizing Harima Works, which is one of Japan's leading facilities in the manufacture of large steel structures, as a production facility for the entire Group.

Consumer Products & Machinery

Main Products

- Motorcycles
- ATVs
- Utility vehicles
- Personal watercraft
- General-purpose gasoline engines
- Industrial robots



NX540: Wafer handler


Kawasaki

Jet Ski Ultra 250X


Kawasaki

1400GTR

Percentage of Net Sales


28.1%

Sales
(Millions of yen)


318,025
318,325
338,450
366,960
403,702
500,000
400,000
300,000
200,000
100,000
0
03
04
05
06
07

Business Results

Sales by this segment in the fiscal year under review rose ¥36.7 billion, or 10.0%, to ¥403.7 billion, boosted by higher sales of motorcycles targeted at such advanced economies as the United States and Europe as well as increased revenues from sales of industrial robots to automotive-related and semiconductor-related manufacturers.

Worldwide sales of motorcycles, ATVs (all-terrain vehicles), utility vehicles, and personal watercraft amounted to 502,000 units, down 26,000 units, or 4.9%, from the level of the previous fiscal year. By geographical area, sales in Japan amounted to 21,000 units, down 5,000 units, or 19.2%. Sales in North America, however, rose 14,000 units, or 5.8%, to 254,000 units, and sales in Europe were up 9,000 units, or 10.2%, to 97,000 units. Sales in all other areas were down 44,000 units, or 25.3%, to 130,000 units. Operating income expanded ¥7.7 billion, or 38.5%, to ¥27.6 billion.

New Models

A number of new models were introduced in fiscal 2007, including those discussed below.

In Kawasaki motorcycles, we added the 1400GTR to our lineup of sport tourers that have become increasingly popular in the European market over the past few years and launched the all-new Ninja ZX-6R, an improved middleweight displacement supersport motorcycle that underwent a complete model change for top-level circuit performance. Plus, we rolled out the newly redesigned Z1000 and Z750, two sports models that have won high acclaim in the European market. In the cruiser category, we introduced the Vulcan 900 Custom, which combines beautiful styling with a distinctive wheel design. In the off-road category, the newly introduced KLX450R for enduro racing is based on the high-performance KX450F motocross bike. In the personal watercraft series, we launched the Jet Ski® Ultra 250X, the first-ever Kawasaki model with a Roots-type supercharger, as the premier high-performance model in our lineup.

Outlook

The segment is forecasting growth in the total number of motorcycles, ATVs, utility vehicles, and personal watercraft sold, principally in North America and Europe, in fiscal 2008. In motorcycles, the core product of this segment, we will continue to introduce new models targeted at economically advanced markets that capture the essence of the Kawasaki riding experience and will seek to harness the momentum created by these models to reinforce the Kawasaki brand's image for high performance and high product quality. To further strengthen our R&D capabilities, the segment will strive to enhance our global development network, which extends beyond Japan to encompass North America, Thailand, and other locations, while also bolstering our manufacturing and procurement functions in Asia in an effort to create a low-cost production and procurement structure.

In the industrial robot area, the segment's policy is to prioritize the investment of corporate resources into the key strategic businesses of robots used on auto assembly lines and robots used in semiconductor production. The segment also seeks to establish marketing offices and service centers in China as part of a push to expand its sales and service networks in the BRIC economies. Since demand is likely to remain strong, the segment plans to build a new factory with the aim of raising both its production capacity and productivity.

Other

Main Products

- Industrial hydraulic products



Hydraulic products for construction machinery use



New core parts shop at KPM's main plant in Kobe, Japan

Percentage of Net Sales


11.6%

Sales
(Millions of yen)


126,635
124,728
123,697
133,054
167,306
200,000
150,000
100,000
50,000
0
03
04
05
06
07

Orders Received
(Millions of yen)


117,525
128,915
125,389
138,526
173,585
200,000
150,000
100,000
50,000
0
03
04
05
06
07

Order Backlog
(Millions of yen)


31,501
27,167
28,824
34,053
40,909
50,000
40,000
30,000
20,000
10,000
0
03
04
05
06
07

Business Results

Sales in the Other segment rose ¥34.3 billion, or 25.7%, to ¥167.3 billion, boosted by continued robust sales of hydraulic machinery to customers in China. Operating income expanded ¥3.0 billion, or 44.7%, to ¥9.6 billion.

Outlook

Kawasaki Precision Machinery Ltd. (KPM), which manufactures and sells hydraulic machinery, the core product of this segment, has worked to upgrade its manufacturing and marketing systems in Japan and overseas in recent years so as to respond to growing demand for construction machinery and ship machinery parts, especially in Asia.

In China, where sales of equipment used in construction machinery remains strong, Kawasaki Precision Machinery (China) Ltd., a recently established manufacturing company, commenced operations from August 2006.

In South Korea, demand for ship machinery parts remains firm thanks to an active market for shipbuilding. To meet this demand, KPM's subsidiary Flutek, Ltd. established a new plant to manufacture steering gear units for marine use at the Uiryeong Plant site. This new facility began operating in earnest from 2006, taking its place as a production base for steering gear units alongside KPM's headquarters plant in Kobe, Japan.

A new factory making core parts for hydraulic machinery was completed in April 2007 on the site of the Kobe headquarters plant, and this new facility commenced operations in July. KPM is working to bolster the production capacity and to upgrade the engineering, quality assurance, and product development capabilities at the headquarters plant so as to expand its role as the linchpin of KPM's production network.

The market for hydraulic machinery is expected to keep growing rapidly, supported by global economic expansion. Against this backdrop, KPM is striving to reinforce its global production network with five centers. Anchored by the Kobe headquarters plant, this network comprises Kawasaki Precision Machinery (U.K.) Limited, a manufacturing and sales subsidiary with a track record that goes back many years; Kawasaki Precision Machinery (U.S.A.), Inc., a sales subsidiary set up in January 2006; Flutek in South Korea; and KPM (China). Through this system, KPM is better positioned to raise overall customer satisfaction levels by responding swiftly and precisely to customer needs around the world and by upgrading after-sales service. At the same time, we aim to move into the ranks of the top global hydraulic machinery makers by pioneering new market categories and by developing new products that are geared to market needs for lower environmental impact, greater energy efficiency, and lower operating noise levels.

Six-Year Summary

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					
	2007	2006	2005	2004	2003	2002
Operating results:						
Net sales	**¥1,438,619**	¥1,322,487	¥1,241,592	¥1,160,252	¥1,239,598	¥1,144,534
Cost of sales	**1,213,524**	1,148,547	1,088,219	998,416	1,069,341	977,875
Gross profit	**225,095**	173,940	153,373	161,836	170,257	166,659
Selling, general and administrative expenses	**155,953**	132,145	128,629	139,586	139,714	135,348
Operating income	**69,142**	41,795	24,744	22,250	30,543	31,311
Net income	**29,772**	16,467	11,479	6,333	13,022	6,282
Capital expenditures	**39,269**	41,724	29,692	41,502	35,165	33,132
Depreciation and amortization	**30,279**	30,551	31,555	32,590	31,595	31,998
R&D expenses	**33,819**	27,040	13,183	14,741	15,494	16,549
Financial position at year-end:						
Working capital	**¥ 155,412**	¥ 113,240	¥ 138,523	¥ 121,941	¥ 137,771	¥ 150,114
Net property, plant and equipment	**253,819**	246,219	243,166	248,922	234,352	241,517
Total assets	**1,357,980**	1,284,085	1,194,473	1,156,904	1,149,161	1,255,075
Long-term debt, less current portion	**165,754**	157,057	207,279	210,819	226,936	248,170
Total net assets	**295,378**	243,096	206,156	194,030	180,176	172,914
Per share amounts (yen):						
Earnings per share—basic	**¥ 18.9**	¥ 11.2	¥ 7.9	¥ 4.4	¥ 9.3	¥ 4.5
Earnings per share—diluted	**17.2**	9.4	6.8	4.2	8.8	4.4
Cash dividends	**5.0**	3.0	2.5	2.0	2.0	—
Net assets	**178.0**	156.1	142.8	134.4	129.6	124.3
Other data:						
Number of shares issued (millions)	**1,660**	1,558	1,443	1,443	1,391	1,391
Number of employees	**29,211**	28,922	28,682	29,306	28,642	28,936
Orders received	**¥1,592,688**	¥1,351,631	¥1,301,845	¥1,226,728	¥1,227,449	¥1,034,771
Order backlog	**1,465,155**	1,310,444	1,254,409	1,189,374	1,175,563	1,240,439

OVERVIEW

During fiscal 2007, ended March 31, 2007, the Japanese economy remained on a clear upward trend, propelled by increases in private capital investment supported by growth in corporate earnings. Overseas as well, despite slowdowns in some sectors of the U.S. economy, economic trends as a whole continued to be generally strong, with the Chinese and other economies reporting robust economic conditions.

Amid this economic environment, as a consequence of the implementation of aggressive marketing activities, the Kawasaki Heavy Industries (KHI) Group reported an increase in consolidated orders of ¥241.1 billion, or 17.8% over the previous fiscal year, to ¥1,592.7 billion. Important developments contributing to this increase included the receipt of major orders for the U.S. market in the Rolling Stock & Construction Machinery segment, an increase in orders for key components of the Boeing 777 passenger aircraft in the Aerospace segment, and major industrial plant orders in the Plant & Infrastructure Engineering segment. Turning to revenues, consolidated net sales rose ¥116.1 billion, or 8.8%, to ¥1,438.6 billion mainly due to increased sales in the Aerospace and Consumer Products & Machinery segments.

Profitwise, consolidated operating income advanced ¥27.3 billion, or 65.4%, to ¥69.1 billion, and net income climbed ¥13.3 billion, or 80.8%, to ¥29.8 billion. Factors accounting for these gains in profitability included the positive effect of a weaker yen against the U.S. dollar, growth in the Rolling Stock & Construction Machinery as well as Consumer Products & Machinery segments, a reduction in the loss reported by the Plant & Infrastructure Engineering segment, and other factors.

RESULTS OF OPERATIONS

Net Sales

As mentioned, consolidated net sales expanded ¥116.1 billion, or 8.8%, to ¥1,438.6 billion.

The principal factors accounting for this increase were (a) a rise in sales in the Aerospace segment of ¥50.6 billion as a result of the increase in revenues from the development of the next maritime patrol aircraft and the next transport aircraft of Japan's Ministry of Defense (MOD) and a gain in sales of component parts for Boeing 777 aircraft and (b) an increase in sales of ¥36.7 billion in the Consumer Products & Machinery segment owing to higher sales of motorcycles in the North American and European markets and growth in sales of industrial robots to the automobile and semiconductor-related industries.

Overseas sales rose ¥81.9 billion, or 11.8%, to ¥777.7 billion. By region, sales in North America increased ¥54.6 billion, or 19.4%; sales in Europe were up ¥10.3 billion, or 9.5%; sales in Asia outside Japan decreased ¥11.4 billion, or 5.8%; and sales in other areas grew ¥28.4 billion, or 26.5%. The ratio of overseas sales to consolidated net sales rose 1.4 percentage points, from 52.6% in the previous fiscal year to 54.0% for the fiscal year under review.

The following paragraphs provide further details on performance by industry segment. Operating income or loss includes intersegment transactions.

As reported in the previous fiscal year's annual report, the name of the former Rolling Stock, Construction Machinery & Crushing Plant segment was changed to the Rolling Stock &

Net Sales
(Billions of yen)


1,239.6
1,160.3
1,241.6
1,322.5
1,438.6
1,500
1,200
900
600
300
0
03
04
05
06
07

Sales by Segment
(%)


28.1
12.8
8.5
Shipbuilding
Rolling Stock & Construction Machinery
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Other

Net Income
(Billions of yen)


13.0
6.3
11.5
16.5
29.8
30
25
20
15
10
5
0
03
04
05
06
07

Construction Machinery segment following the transfer of the crushing plant business to EarthTechnica Co., Ltd., an affiliate accounted for by the equity method, beginning in fiscal 2006. The industrial hydraulic equipment business, which was included in the Gas Turbines & Machinery segment through the end of fiscal 2003, was reclassified in the Other segment beginning in fiscal 2004. Data for the previous years shown in this annual report have been restated to reflect these changes.

Shipbuilding

This segment obtained orders for 13 vessels: namely, three LNG carriers, two LPG carriers, and eight bulk carriers. In value terms, this represented an increase of ¥7.3 billion, or 5.7%, to ¥135.6 billion. Sales, however, slipped ¥0.8 billion, or 0.8%, to ¥108.8 billion. Owing to the higher procurement costs of materials and other factors, the segment reported an operating loss of ¥2.2 billion, representing a deterioration of ¥0.5 billion, or 31.6%, from the operating loss in the previous fiscal year.

Rolling Stock & Construction Machinery

Total orders received in this segment rose ¥66.0 billion, or 32.5%, to ¥269.1 billion, supported by orders from domestic and overseas customers. Domestic orders included Shinkansen trains, commuter and suburban train cars, locomotives, and freight cars from the Japan Railways Group as well as orders for electric train cars from other public and private railways. Orders from overseas customers rose, reflecting a major order from Metro-North Commuter Railroad, the New York-based railway company, and other factors.

Sales of this segment increased ¥16.0 billion, or 9.5%, to ¥184.3 billion. Although deliveries of rolling stock to the JR companies were at virtually the same level as for the previous fiscal year, major increases were reported in deliveries overseas, including subway cars for New York City and Taipei, and construction machinery to customers in North America. As a consequence of favorable sales performance and other factors, operating income rose a sharp ¥4.4 billion, or 49.6%, to ¥13.2 billion.

Aerospace

Orders obtained by this segment were up ¥26.4 billion, or 11.5% over the previous fiscal year, to ¥255.6 billion. Driving forces behind this growth included the portion of orders for the fiscal year under review in connection with Japan's MOD project, for which KHI is the prime contractor, for the development of the MOD's next maritime patrol aircraft and the next transport aircraft as well as orders for CH-47 large transport helicopters, OH-1 observation helicopters, and CH-101 helicopters for Antarctic transportation. Among orders from the private sector, another major factor was orders for supplying component parts for the Boeing 777 commercial aircraft.

Sales of this segment expanded ¥50.6 billion, or 23.1%, to ¥269.1 billion, boosted by revenues from the MOD's next maritime patrol aircraft and next transport aircraft as well as component parts for the Boeing 777. Operating income rose ¥3.7 billion, or 38.1%, to ¥13.4 billion.

Gas Turbines & Machinery

Orders obtained by this segment expanded ¥16.8 billion, or 8.9%, to ¥204.8 billion. Principal items supporting this growth included helicopter engines and a Stirling engine module for submarines for the MOD, gas turbine power generation systems

Net Income per Share
(Yen)



9.3
4.4
7.9
11.2
18.9
20
15
10
5
0
03
04
05
06
07

Working Capital
(Billions of yen)



137.8
121.9
138.5
113.2
155.4
200
150
100
50
0
03
04
05
06
07

Total Assets
(Billions of yen)



1,149.2
1,156.9
1,194.5
1,284.1
1,358.0
1,500
1,000
500
0
03
04
05
06
07

and natural gas compression modules for the private sector. Other items contributing to orders included components for commercial aircraft engines, including the V2500 and TRENT, and side thrusters.

Sales expanded ¥21.9 billion, or 13.6%, to ¥183.3 billion, as a result of growth in revenues from gas turbine power generation systems, diesel engines for ships, and components for commercial aircraft engines. Operating income grew ¥3.0 billion, or 44.6%, to ¥9.8 billion, along with the expansion in sales.

Plant & Infrastructure Engineering

Orders won by this segment were up ¥52.9 billion, or 54.3%, to ¥150.2 billion. Contributing to this expansion were orders for cement plants, a ferronickel plant, and tunnel boring machines from overseas customers.

Sales declined ¥42.4 billion, or 25.8%, to ¥122.1 billion, despite the completion of a municipal refuse incineration plant and wind turbines in Japan as well as flue gas desulfurization systems, cement waste heat power plants, shield machines, and other items to customers overseas. The operating loss of the segment amounted to ¥2.4 billion, representing an improvement of ¥6.1 billion, or 71.4%, from the previous fiscal year.

Consumer Products & Machinery

Sales in this segment expanded ¥36.7 billion, or 10.0%, to ¥403.7 billion, reflecting higher sales of motorcycles to the United States, Europe, and other industrialized countries and growth in sales of industrial robots to the automobile and semiconductor-related industries. Operating income increased ¥7.7 billion, or 38.5%, to ¥27.6 billion.

Other

Sales of the Other segment advanced ¥34.3 billion, or 25.7%, to ¥167.3 billion, as revenues of the hydraulic machinery business in China continued to show strong performance. Operating income also expanded, by ¥3.0 billion, or 44.7%, to ¥9.6 billion.

The following sections summarize performance by geographic segment.

Japan

Sales in Japan rose ¥56.7 billion, or 5.8%, to ¥1,043.0 billion, principally owing to higher revenues of the parent company in the Aerospace business. Operating income expanded ¥24.2 billion, or 58.6%, to ¥65.4 billion, led by increases in operating income of the Aerospace and Gas Turbines & Machinery segments and reductions in the operating loss of the Plant & Infrastructure Engineering business.

North America

As a result of the robust performance of motorcycles in the Consumer Products & Machinery business and higher revenues from construction machinery, sales of this geographic segment expanded ¥38.8 billion, or 17.4%, to ¥261.3 billion. Operating income moved up ¥0.3 billion, or 22.9%, to ¥1.7 billion.

Europe

Owing to strong sales of motorcycles in the region and other factors, sales in Europe rose ¥18.0 billion, or 22.3%, to ¥98.8 billion, and operating income climbed ¥0.8 billion, or 52.2%, to ¥2.4 billion.



Total Net Assets
(Billions of yen)
180.2
194.0
206.2
243.1
295.4
300
200
100
0
03
04
05
06
07



Net Assets per Share
(Yen)
129.6
134.4
142.8
156.1
178.0
200
150
100
50
0
03
04
05
06
07



Return on Equity
(%)
7.4
3.4
5.7
7.3
11.1
15
10
5
0
03
04
05
06
07

Asia

Sales in this region declined ¥2.1 billion, or 8.5%, to ¥22.7 billion, because of lower revenues from motorcycles in Indonesia and other factors. Operating income decreased ¥0.8 billion, or 52.1%, to ¥0.7 billion.

Other Areas

Sales in other areas increased ¥4.7 billion, or 58.0%, to ¥12.8 billion. Operating income was ¥0.2 billion, compared with an operating loss of ¥0.6 billion in the previous fiscal year.

Cost, Expenses, and Earnings

The cost of sales rose ¥65.0 billion, or 5.7%, amounting to ¥1,213.5 billion, because of the impact of higher raw materials costs. However, growth in sales was a substantial 8.8%, and, as a result, gross profit increased ¥51.2 billion, or 29.4%, to ¥225.1 billion, and the gross profit margin rose 2.4 percentage points, from 13.2% in the previous fiscal year to 15.6% in the fiscal year under review.

Selling, general and administrative (SG&A) expenses rose ¥23.8 billion, or 18.0%, to ¥156.0 billion. The principal cause of this increase was the change in the accounting treatment of expenses related to R&D for product improvements of the Consumer Products & Machinery segment. These expenses were formerly included in cost of sales, but beginning with the fiscal year under review these expenses were included in SG&A expenses. As a result of this change in accounting treatment, SG&A expenses were ¥18.0 billion higher than they would have been otherwise.

Operating income rose ¥27.3 billion, or 65.4%, to ¥69.1 billion. The principal reasons for the increase in operating income were (a) the positive effect of a weaker yen against the U.S. dollar, (b) higher operating income in the Rolling Stock & Construction Machinery and Consumer Products & Machinery segments as a result of their respective increase in segment sales, (c) a decline in the size of losses reported in the Plant & Infrastructure Engineering segment, and (d) the implementation of across-the-board measures to improve profitability, including reduction in production and fixed costs. As a result of these various factors, the ratio of operating income to net sales increased 1.6 percentage points, from 3.2% in the previous fiscal year to 4.8% for the fiscal year under review.

Other income (expenses) for fiscal 2007 amounted to expenses of ¥23.9 billion versus ¥18.5 billion for the previous fiscal year. The principal reason for this was an increase in other, net from expenses of ¥16.1 billion in the previous year to ¥23.7 billion in expenses for the fiscal year under review. The causes of this increase in other, net were (a) a foreign exchange loss of ¥13.4 billion versus a loss of ¥8.9 billion for the prior year, (b) a loss of ¥2.4 billion on a damages suit, and (c) a loss of ¥1.4 billion on a breach of the Antimonopoly Act. Also, the gain on the contribution of securities to the pension trust of ¥12.9 billion reported in the previous fiscal year and the loss of ¥15.8 billion due to the restructuring of the commercial aircraft manufacturing business in the prior year were absent in the year under review.

Despite this rise in other expenses, income before income taxes and minority interests rose ¥22.0 billion, or 94.3%, to ¥45.3 billion. The ratio of net current and deferred income taxes to income before income taxes was 33.8% versus 27.1% for the previous fiscal year and considerably lower than the statutory tax rate of 40.5%. This difference was mainly due to an R&D tax credit for the year under review. As a result of these factors, after the deduction of minority interests in net income of consolidated subsidiaries, net income for the fiscal year increased ¥13.3 billion, or 80.8%, to ¥29.8 billion. Accordingly, the ratio of net income to net sales rose 0.9 percentage point, from 1.2% for the prior fiscal year to 2.1%. ROE (calculated using average total net assets) increased 3.8 percentage points, rising from 7.3% to 11.1%.

Capital expenditures for the fiscal year amounted to ¥39.3 billion, compared with ¥41.7 billion in the previous fiscal year, and R&D expenses were ¥33.8 billion, versus ¥27.0 billion in the prior year.

FINANCIAL CONDITION

Total assets at the end of the fiscal year were ¥73.9 billion, or 5.8%, higher than for the end of the previous fiscal year and amounted to ¥1,358.0 billion. The principal factor contributing to this increase was a rise in current assets of ¥46.0 billion (mainly due to higher accounts receivable and inventories) accompanying the expansion in the scale of the Company's business activities owing to such major projects as the development of the next maritime patrol aircraft and the next transport aircraft of Japan's MOD, delivery of component parts for Boeing 777 aircraft, and major orders for rolling stock from overseas customers. Net property, plant and equipment rose ¥7.6 billion due to active capital investment. Deferred tax, intangible, and other assets were at approximately the same levels as at the end of the previous fiscal year.

Liabilities increased ¥21.6 billion, or 2.1%, to ¥1,062.6 billion. Within this total, current liabilities were up ¥3.8 billion and long-term liabilities increased ¥17.8 billion. Among current liabilities, trade payables rose ¥2.6 billion. This increase accompanied the expansion in the scale of the Company's business activities, reflecting such major projects as the development of the next maritime patrol aircraft and the next transport aircraft of Japan's MOD, delivery of component parts for Boeing 777 aircraft, investments in equipment for the future production of component parts for Boeing 787 aircraft, and major orders for rolling stock from overseas customers. Among liabilities, interest-bearing debt decreased ¥15.6 billion, or 4.9%, to ¥304.2 billion, reflecting the improvement in the Company's cash management, the exercise of bonds with warrants issued by the Company, and other factors. Because the increase in current assets of ¥46.0 billion was larger than the increase in current liabilities of ¥3.8 billion, the current ratio improved to 119.3% at the end of the fiscal year under review, compared with 114.1% at the end of the previous fiscal year.

Regarding net assets, effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standards for Presentation of Net Assets on the Balance Sheet" and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheet" and accordingly has restated the relevant financial data in the shareholders' equity and minority interests sections for the previous fiscal year to allow for comparisons. Net assets (Please refer to Note 9 on pages 48 and 49 for further information.) rose ¥52.3 billion, or 21.5%, to ¥295.4 billion. The principal factors accounting for this increase were a rise in retained earnings of ¥25.0 billion, reflecting the increase in net income for the year under review and increases of ¥11.1 billion each in common stock and capital surplus. The higher levels of common stock and capital surplus were due to the issue exercise of bonds with warrants issued by the Company.

As a result of a higher percentage increase in net assets than in total assets, the equity ratio rose 2.9 percentage points, from 18.9% to 21.8%. Also, the net debt/equity ratio (after the deduction of cash on hand and in banks from interest-bearing debt) fell substantially from 116.1% to 89.7% at the end of the year under review.

MANAGEMENT INDICATORS

The Company's objective is to meet and exceed the expectations of investors for profitability. The management indicator we have selected is before-tax return on invested capital (ROIC), which measures how efficiently the Company uses its capital. As it works to maximize before-tax ROIC, the Company is working to strengthen its financial position by implementing measures to expand profit and simultaneously reduced invested capital. Before-tax ROIC is computed by taking the ratio of earnings before interest and taxes (EBIT) to the sum of interest-bearing debt and total net assets.

Applying this formula, before-tax ROIC for the year under review was 8.7%, 3.6 percentage points higher than the 5.1% reported for the previous fiscal year.

In addition, under the New Medium-Term Business Plan "Global K," announced in September 2006, the Company is aiming to strengthen its earning power and has therefore also adopted the ratio of recurring profit to net sales as a key management indicator. Recurring profit is used in accounting standards generally accepted in Japan and is the sum of operating income, net interest income (expense), dividend income, and other non-operating and recurring items.

For the fiscal year under review, the Company's ratio of recurring profit to net sales was 3.4%, 1.1 percentage points higher than the 2.3% reported for the previous fiscal year.

CASH FLOWS

During fiscal 2007, net cash provided by operating activities was ¥45.9 billion, approximately the same as for the previous fiscal year, reflecting the income before income taxes and minority interests of ¥45.3 billion and other factors.

Net cash used for investing activities amounted to ¥43.3 billion, compared with ¥36.5 billion in fiscal 2006, mainly due to acquisition of property, plant and equipment.

Free cash flow, which is the net amount of cash from operating and investing activities, amounted to an inflow of ¥2.5 billion, compared with an inflow of ¥9.3 billion in the previous fiscal year.

Net cash used for financing activities amounted to ¥1.3 billion.

As a result of these cash flows, cash and cash equivalents at the end of fiscal 2007 amounted to ¥39.2 billion, ¥1.7 billion higher than at the beginning of the fiscal year.

DIVIDENDS

The Company's policy is to pay stable cash dividends to its shareholders, giving due consideration to increasing retained earnings to strengthen and expand its business foundations for future growth.

The Company's basic policy regarding cash dividends from retained earnings is to pay two dividends for the interim period and the end of the fiscal period. The entity making final decisions on dividends is the meeting of the Board of Directors for the interim dividend and the general meeting of shareholders for the year-end dividend. In view of the Company's policy of paying stable cash dividends, the decision was made to pay a dividend of ¥5 per share (an interim dividend of ¥0 and a year-end dividend of ¥5). The remainder of retained earnings will be used to make investments related to the Company's businesses, the repayment of borrowings, and for other uses.

Please note that the Company's Articles of Incorporation provide for paying an interim dividend as stipulated in Article 454-5 of the Japanese Corporate Law.

BUSINESS RISK

External factors that may have an effect on the KHI Group's performance and financial position include the following:

(1) Political and Economic Conditions

The Group conducts its business activities not only in Japan but also elsewhere in Asia, North America, Europe, and other areas and is subject to the consequences of political and economic developments in these regions. For example, trends in personal consumption may have an impact on the sales of the Consumer Products & Machinery segment, while trends in private-sector capital investment and public works investment may have an influence on orders of the Gas Turbines & Machinery and the Plant & Infrastructure Engineering segments. Moreover, demand for passenger air travel and conditions in shipping markets may have an impact on the Aerospace and Shipbuilding segments, respectively. Disputes and political changes may affect the Company's overseas projects.

(2) Fluctuations in Foreign Exchange Rates

During fiscal 2007, overseas sales accounted for 54% of consolidated net sales. Accordingly, the Group has a substantial volume of transactions denominated in U.S. dollars, euros, and other currencies. To reduce foreign exchange risk, the Group is working to increase the ratio of the total cost of goods sold that is denominated in foreign currencies and, while taking into due account trends in foreign exchange rates, endeavors to take flexible measures to hedge the effect of exchange rate fluctuations through the use of forward contracts and other hedging techniques. However, the majority of the Group's manufacturing facilities are located in Japan, and its sales to overseas markets are, therefore, subject to foreign exchange fluctuation risk.

(3) Fluctuations in Prices of Raw Materials

Since the Group has many projects that require considerable time for completion, from the receipt of orders to final delivery, fluctuations in the prices of steel and other raw materials may have an impact on the profitability of such projects. Accordingly, the Group is subject to the risk of fluctuations in prices of raw materials.

(4) Government Regulations

The Group conducts its business activities in compliance with the restrictions in effect, including laws and regulations, in the countries and regions where it operates. However, the Group's operations may be affected if such restrictions are subject to unpredictable changes and if new restrictions are put into effect.

CORPORATE GOVERNANCE

(1) Basic Stance toward Corporate Governance—Enhancing Internal Control Systems

KHI has created a corporate governance structure appropriate for its operations, with members of the Board of Directors and auditors playing central roles, and is working to enhance and improve its internal control systems. Specific aspects of this system are as follows. Regarding the decision making and the conduct of operations of directors and employees, the scope of authority, responsibilities, and duties of directors and employees are clearly stated in the Company's internal rules. In addition, those responsible are required to keep records of actual decisions made and the conduct of operations, and an auditing system has been established to check on whether the content and form of these decisions and conduct of operations are in accordance with the Company's internal rules. As a result, the basic stance of the KHI Group as a whole regarding corporate governance is to endeavor to increase its corporate value through the highly transparent, efficient, and sound management of its operations as the Group works to build smooth relationships with all its stakeholders, including shareholders, customers, employees, and the community.

(2) KHI's Corporate Governance Framework

1. Conduct of Operations

KHI has established a Board of Directors with ten members who are responsible for formulating management strategy and supervising the conduct of operations. In addition, to create a management system that can respond quickly to changes in the operating environment, executive officers are appointed by the Board of Directors to be responsible for the day-to-day conduct of business operations.

The Board of Directors decides on the basic objectives and policies for the conduct of operations as it formulates management plans. These objectives and policies are then transmitted to all the executive officers and reviewed in detail to ensure full understanding at the meeting of the Group Executive Officer Committee. Subsequently, the Management Committee, which is composed of representative directors and other members, and the Board of Directors follow up on the implementation of management plans. To make the responsibility for management clear, the compensation of directors is incentive-based, reflecting corporate performance, and directors must stand for re-election annually. For major management issues, the Management Committee discusses such issues in detail, and then designated matters are decided by the Board of Directors. The Management Committee, in principle, meets three times a month, and, in addition to discussing management policy, management strategy, and important management issues from the perspective of the Group as a whole, the committee calls on the management personnel responsible for major subsidiaries to attend the meetings, as deemed necessary, and acts as an advisory body to the president regarding the management of the Group on a consolidated basis.

2. Auditing Functions

KHI has formed a Board of Auditors with four members (two of whom are outside auditors), and, under the provisions of the Japanese Corporate Law, the Board of Auditors conducts examinations of business operations and audits the financial accounts. Accordingly, the corporate auditors examine and monitor the state of operations and Group assets through a number of activities. These include attending the meetings of the Board of Directors and Management Committee, examining important documents, holding periodic meetings with the representative directors, and auditing KHI's divisions and subsidiaries. In addition, the two outside corporate auditors on the Board of Auditors, who have no transactions or other relationships that represent a conflict of interest, perform their surveillance duties as neutral and objective third parties. The internal corporate auditors share information with the outside corporate auditors and work to enhance the effectiveness of their management surveillance functions.

Moreover, KHI has appointed KPMG AZSA & Co. as its independent public accounting firm, and this firm conducts audits of the Company's financial statements. The corporate auditors and the Board of Auditors receive reports regarding the accounting audit, including the outline of the audit plans of the independent accounting firm, the items the accounting firm selects for particular focus, and other matters. In addition, the Board of Auditors explains the Company's auditing plans to the independent public accounting firm. Reports on the results of audits by the accounting firm are presented periodically (twice annually), and the corporate auditors and the accounting firm work closely together, exchanging information and opinions. As deemed necessary, the corporate auditors attend the audits conducted by the independent accounting firm and receive reports from time to time from the accounting firm.

Moreover, separately from the auditing activities previously mentioned, which are based on the Corporate Law, KHI's Auditing Department, which acts as the internal auditing unit, monitors the overall conduct of management activities within the KHI Group and carries out audits on a continuing basis of whether operations are being conducted appropriately and in compliance with laws and internal rules as well as other matters while endeavoring to upgrade internal control functions. In addition, to raise the level of auditing activities, the corporate auditors and the Auditing Department exchange information on a monthly basis and share information regarding the results of their auditing activities and items they have singled out for attention.

3. Compliance Systems

Along with updating and improving internal regulations related to ethical matters, in addition to the CSR Committee, KHI has formed compliance committees in each of its organizational units in Japan to take the initiative in promoting the self-assessment and verification of compliance. In addition, a Compliance Guidebook has been prepared and distributed to employees, not only of the parent company but also to those of virtually all subsidiaries and affiliates in Japan, and measures are being implemented to conduct various forms of compliance training, including "e-learning," along with concerted efforts to raise the level of awareness of compliance matters within the Group. In addition to these initiatives, a Compliance Reporting and Consultation System has been created through an outside legal office to enable employees to receive advice without being concerned about being observed by other employees.

(3) Compensation Paid to Directors and Corporate Auditors

During the fiscal year under review, the amounts of compensation paid to the Company's directors and corporate auditors were as follows:

	Amounts Paid (Millions of yen)		
	Directors	Corporate Auditors	Total
Compensation based on the Articles of Incorporation and decisions of the General Meeting of Shareholders	¥517	¥70	¥587
Retirement payments based on decisions of the General Meeting of Shareholders	53	—	53
Total	¥570	¥70	¥640

Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of March 31, 2007 and 2006

ASSETS	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 1) 2007
Current assets:			
Cash on hand and in banks	¥ 39,351	¥ 37,650	$ 333,229
Receivables:			
Trade	428,589	422,551	3,629,342
Other	18,261	19,482	154,636
Allowance for doubtful receivables	(4,273)	(3,829)	(36,184)
	442,577	438,204	3,747,794
Inventories	427,934	383,017	3,623,795
Deferred tax assets (Note 12)	32,694	32,398	276,857
Other current assets	19,362	24,630	163,960
Total current assets	961,918	915,899	8,145,635
Investments and long-term loans:			
Investments in securities (Notes 3 and 4)	87,277	67,130	739,072
Long-term loans	1,402	1,422	11,872
Other (Note 6)	9,788	12,070	82,886
Allowance for doubtful receivables	(1,473)	(3,865)	(12,474)
Total investments and long-term loans	96,994	76,757	821,356
Property, plant and equipment (Note 6):			
Land	66,503	65,732	563,155
Buildings and structures	282,988	272,637	2,396,376
Machinery and equipment	456,072	446,182	3,862,071
Construction in progress	8,538	9,375	72,301
	814,101	793,926	6,893,903
Accumulated depreciation	(560,282)	(547,707)	(4,744,534)
Net property, plant and equipment	253,819	246,219	2,149,369
Deferred tax, intangible and other assets:			
Deferred tax assets (Note 12)	27,725	28,186	234,779
Intangible and other assets (Note 5)	17,524	17,024	148,395
	45,249	45,210	383,174
Total assets	¥1,357,980	¥1,284,085	$11,499,534

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND NET ASSETS	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 1) 2007
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 6)	¥ 138,463	¥ 162,746	$ 1,172,521
Trade payables (Note 6)	412,501	409,942	3,493,107
Advances from customers	124,445	98,590	1,053,815
Income tax payable (Note 12)	13,365	19,978	113,176
Accrued bonuses	17,811	15,198	150,826
Provision for product warranty	5,100	4,200	43,187
Provision for restructuring charges	—	9,557	—
Provision for losses on construction contracts	12,363	12,613	104,691
Provision for loss on damages suits	2,398	—	20,307
Deferred tax liabilities (Note 12)	296	111	2,507
Other current liabilities	79,764	69,724	675,451
Total current liabilities	806,506	802,659	6,829,588
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	165,754	157,057	1,403,624
Employees' retirement and severance benefits (Note 7)	77,484	69,113	656,143
Deferred tax liabilities (Note 12)	3,996	3,733	33,839
Other	8,862	8,427	75,045
Total long-term liabilities	256,096	238,330	2,168,651
Contingent liabilities (Note 8)			
Net assets (Note 9):			
Common stock:			
Authorized—3,360,000,000 shares			
Issued—1,659,625,876 shares in 2007			
—1,557,714,707 shares in 2006	103,188	92,085	873,808
Capital surplus	53,179	42,094	450,326
Retained earnings	125,799	100,776	1,065,281
Net unrealized gains on securities	19,342	14,097	163,790
Gains/losses on hedging items	(1,608)	—	(13,617)
Foreign currency translation adjustments	(9,417)	(11,426)	(79,744)
Treasury stock—210,479 shares in 2007			
—208,048 shares in 2006	(55)	(38)	(466)
Minority interests	4,950	5,508	41,917
Total net assets	295,378	243,096	2,501,295
Total liabilities and net assets	¥1,357,980	¥1,284,085	$11,499,534

Consolidated Statements of Income

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	**2007**
Net sales	¥1,438,619	¥1,322,487	¥1,241,592	$12,182,395
Cost of sales	1,213,524	1,148,547	1,088,219	10,276,264
Gross profit	225,095	173,940	153,373	1,906,131
Selling, general and administrative expenses (Note 10)	155,953	132,145	128,629	1,320,628
Operating income	69,142	41,795	24,744	585,503
Other income (expenses):				
Interest and dividend income	3,807	3,225	3,240	32,238
Equity in income (loss) of non-consolidated subsidiaries and affiliates	2,694	(197)	506	22,813
Interest expense	(6,650)	(5,377)	(6,296)	(56,313)
Other, net (Note 11)	(23,725)	(16,146)	(1,630)	(200,906)
Income before income taxes and minority interests	45,268	23,300	20,564	383,335
Income taxes (Note 12):				
Current	(16,623)	(24,148)	(15,869)	(140,766)
Deferred	1,337	17,843	7,374	11,322
Minority interests in net income of consolidated subsidiaries	(210)	(528)	(590)	(1,778)
Net income	¥ 29,772	¥ 16,467	¥ 11,479	$ 252,113

	Yen			U.S. dollars (Note 1)
Per share amounts:				
Earnings per share—basic	¥18.9	¥11.2	¥7.9	$0.16
Earnings per share—diluted	17.2	9.4	6.8	0.15
Cash dividends	5.0	3.0	2.5	0.04

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Net Assets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2007, 2006 and 2005

	Thousands	Millions of yen							
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gains/ losses on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2004	1,443,394	¥ 81,427	¥31,388	¥ 80,469	¥13,266	¥ —	¥(16,283)	¥ (92)	¥ —
Net income for the year	—	—	—	11,479	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	(560)	—	—
Increase in net unrealized gains on securities	—	—	—	—	3,644	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	—	(31)	—
Cash dividends	—	—	—	(2,885)	—	—	—	—	—
Gain on sales of treasury stock	—	—	2	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(38)	—	—	—	—	—
Decrease resulting from change of accounting periods of consolidated subsidiaries	—	—	—	(222)	—	—	—	—	—
Other	—	—	—	(99)	—	—	—	—	—
Balance at March 31, 2005	1,443,394	81,427	31,390	88,704	16,910	—	(16,843)	(123)	—
Net income for the year	—	—	—	16,467	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	5,417	—	—
Decrease in net unrealized gains on securities	—	—	—	—	(2,813)	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	—	85	—
Cash dividends	—	—	—	(3,606)	—	—	—	—	—
Gain on sales of treasury stock	—	—	46	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(84)	—	—	—	—	—
Conversion of convertible bonds	114,321	10,658	10,658	—	—	—	—	—	—
Other (Note 13)	—	—	—	(705)	—	—	—	—	—
Balance at March 31, 2006	1,557,715	92,085	42,094	100,776	14,097	—	(11,426)	(38)	—
Net income for the year	—	—	—	29,772	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	2,009	—	—
Increase in net unrealized gains on securities	—	—	—	—	5,245	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	—	(17)	—
Cash dividends	—	—	—	(4,673)	—	—	—	—	—
Gain on sales of treasury stock	—	—	1	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(14)	—	—	—	—	—
Conversion of convertible bonds	101,911	11,103	11,084	—	—	—	—	—	—
Other	—	—	—	(62)	—	(1,608)	—	—	4,950
Balance at March 31, 2007	1,659,626	¥103,188	¥53,179	¥125,799	¥19,342	¥(1,608)	¥ (9,417)	¥ (55)	¥4,950

	Thousands of U.S. dollars (Note 1)							
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gains/ losses on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2006	$779,787	$356,457	$ 853,383	$119,375	$ —	$(96,757)	$(322)	$ —
Net income for the year	—	—	252,113	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	17,013	—	—
Increase in net unrealized gains on securities	—	—	—	44,415	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	(144)	—
Cash dividends	—	—	(39,572)	—	—	—	—	—
Gain on sales of treasury stock	—	8	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	(119)	—	—	—	—	—
Conversion of convertible bonds	94,021	93,861	—	—	—	—	—	—
Other	—	—	(524)	—	(13,617)	—	—	41,917
Balance at March 31, 2007	$873,808	$450,326	$1,065,281	$163,790	$(13,617)	$(79,744)	$(466)	$41,917

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	**2007**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥45,268**	¥23,300	¥20,564	**$383,335**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**30,279**	30,551	31,555	**256,406**
Loss on impairment of fixed assets	**—**	3,008	—	**—**
Provision for retirement and severance benefits	**8,460**	17,092	8,779	**71,640**
Reversal of allowance for doubtful receivables	**(2,224)**	(44)	(213)	**(18,833)**
Provision for losses on construction contracts	**(247)**	5,660	1,841	**(2,092)**
Provision for restructuring charges for the commercial aircraft manufacturing business	**(9,557)**	9,557	—	**(80,930)**
Loss on impairment of inventories for the restructuring of the commercial aircraft manufacturing business	**—**	6,259	—	**—**
Provision for loss on damages suit	**2,398**	—	—	**20,307**
Loss on disposal of inventories	**1,025**	1,738	2,141	**8,680**
Gain on sale of marketable and investment securities	**(889)**	(4,501)	(3,774)	**(7,528)**
Loss (gain) on sale of property, plant and equipment	**1,414**	960	(1,890)	**11,974**
Gain on contribution of securities to the pension trust	**—**	(12,901)	—	**—**
Interest and dividend income	**(3,807)**	(3,225)	(3,240)	**(32,238)**
Interest expense	**6,650**	5,377	6,296	**56,313**
Changes in assets and liabilities:				
Decrease (increase) in:				
Trade receivables	**(2,867)**	(14,250)	(31,184)	**(24,278)**
Inventories	**(40,608)**	(49,754)	5,117	**(343,873)**
Other current assets	**5,157**	(1,247)	(3,064)	**43,670**
Increase (decrease) in:				
Trade payables	**(1,248)**	55,294	59,088	**(10,568)**
Advances received	**25,285**	(13,821)	(4,128)	**214,116**
Accrued bonuses	**2,634**	1,397	(396)	**22,305**
Other current liabilities	**223**	1,689	490	**1,888**
Other, net	**2,887**	2,583	2,324	**24,447**
Subtotal	**70,233**	64,722	90,306	**594,741**
Cash received for interest and dividends	**5,393**	3,129	4,555	**45,669**
Cash paid for interest	**(6,438)**	(5,332)	(6,294)	**(54,518)**
Cash paid for income taxes	**(23,328)**	(16,581)	(16,085)	**(197,544)**
Additional payment of construction cost (Note 14)	**—**	—	(1,060)	**—**
Loss on cleaning of ground pollution	**—**	(177)	—	**—**
Net cash provided by operating activities	**45,860**	45,761	71,422	**388,348**

(Continues to next page)

(Continued from previous page)	Millions of yen 2007	2006	2005	Thousands of U.S. dollars (Note 1) 2007
Cash flows from investing activities:				
Decrease in time deposits with maturities over three months	**27**	101	447	**229**
Acquisition of property, plant and equipment	**(31,651)**	(34,657)	(27,364)	**(268,024)**
Proceeds from sales of property, plant and equipment	**2,301**	2,232	5,258	**19,485**
Acquisition of intangible assets	**(3,625)**	(4,602)	(3,774)	**(30,697)**
Proceeds from sales of intangible assets	**176**	38	320	**1,490**
Acquisition of investments in securities	**(10,089)**	(5,765)	(1,301)	**(85,435)**
Proceeds from sale of investments in securities	**1,589**	6,871	5,370	**13,456**
Decrease (increase) in short-term loans receivable	**254**	(429)	1,465	**2,151**
Additions to long-term loans receivable	**(88)**	(895)	(290)	**(745)**
Proceeds from collection of long-term loans receivable	**18**	428	1,339	**152**
Other	**(2,224)**	168	816	**(18,833)**
Net cash used for investing activities	**(43,312)**	(36,510)	(17,714)	**(366,771)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	**(9,958)**	7,391	(31,736)	**(84,326)**
Proceeds from long-term debt	**62,061**	24,657	57,733	**525,540**
Repayment of long-term debt	**(48,586)**	(44,987)	(75,241)	**(411,432)**
Acquisition of treasury stock	**(68)**	(51)	(36)	**(576)**
Cash dividends paid	**(4,577)**	(3,622)	(2,844)	**(38,759)**
Paid-in capital from minority interests	**—**	—	361	**—**
Cash dividends paid to minority interests	**(178)**	(109)	(76)	**(1,506)**
Net cash used for financing activities	**(1,306)**	(16,721)	(51,839)	**(11,059)**
Effect of exchange rate changes	**482**	703	180	**4,081**
Net increase (decrease) in cash and cash equivalents	**1,724**	(6,767)	2,049	**14,599**
Cash and cash equivalents at beginning of year	**37,506**	44,385	42,375	**317,605**
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	**—**	—	(39)	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation	**—**	(112)	—	—
Cash and cash equivalents at end of year	**¥39,230**	¥37,506	¥44,385	**$332,204**
Supplemental information on cash flows:				
Cash and cash equivalents:				
Cash on hand and in banks in the balance sheets	**¥39,351**	¥37,650	¥44,629	**$333,229**
Time deposits with maturities over three months	**(121)**	(144)	(244)	**(1,025)**
Total	**¥39,230**	¥37,506	¥44,385	**$332,204**

The accompanying notes to the consolidated financial statements are an integral part of these statements.
See Note 15 for significant non-cash transactions.

1. Basis of Presenting Consolidated Financial Statements

Kawasaki Heavy Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting and disclosure records in Japanese yen. The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English, with some expanded descriptions and the inclusion of consolidated statements of changes in net assets, from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2007, which was ¥118.09 to US$1.00. The translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be converted into U.S. dollars at this or any other rate of exchange.

2. Significant Accounting Policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies (together the "Companies"), over which the Company has power of control through majority voting rights or the existence of certain conditions evidencing control.

The consolidated financial statements include the accounts of the Company and 96 (96 in 2006 and 99 in 2005) subsidiaries.

For the year ended March 31, 2007, 3 subsidiaries (5 in 2006 and 4 in 2005) were excluded from the consolidation. The amounts of total assets, net sales, net income and retained earnings of these excluded subsidiaries, in the aggregate, would not have had a material effect on the consolidated financial statements if they were included in the consolidation.

(b) Application of the equity method of accounting

Investments in nonconsolidated subsidiaries and affiliates, over which the Company has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method.

For the year ended March 31, 2007, 19 affiliates (19 in 2006 and 16 in 2005) are accounted for by the equity method.

For the year ended March 31, 2007, investments in 3 nonconsolidated subsidiaries (5 in 2006 and 4 and 2005) and 13 affiliates (15 in 2006 and 14 in 2005), are stated at cost without applying the equity method of accounting. If the equity method had been applied for these investments, net income and retained earnings of these excluded subsidiaries and affiliates would not have had a material effect on the consolidated financial statements.

(c) Consolidated subsidiaries' fiscal year-end

The fiscal year-end of 29 consolidated subsidiaries (35 in 2006 and 32 in 2005) is December 31.

These subsidiaries are consolidated as of December 31. Unusual significant transactions for the period between December 31 and March 31, the Company's year-end, are adjusted on consolidation.

(d) Elimination of inter-company transactions and accounts

All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation, and the portion attributable to minority interests is credited to minority interests.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

(e) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rate.

The balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate, except for shareholders' equity accounts, which are translated at historical rates. The income statements of consolidated overseas subsidiaries are translated at average rates, except for transactions with the Company, which are translated at the rates used by the Company.

The Company and its domestic subsidiaries report foreign currency translation adjustments in net assets.

(f) Appropriations of retained earnings

Appropriations of retained earnings are recorded in the fiscal year when the proposed appropriations are approved.

(g) Revenue recognition

Sale of products and construction contracts

Sales of products such as ships, railcars or railroad cars, airplanes, machinery and motorcycles are principally recognized when delivery has occurred. Contract revenue for construction of plants, machinery, bridges etc. is principally recognized on a customer acceptance basis. When prices for components or contract amounts for nearly completed contracts are not finalized, sales and cost of sales are estimated. The percentage-of-completion method is applied to long-term contracts such as those for ships, airplanes and plants exceeding ¥3,000 million. The stage of completion is normally determined based on the proportion of costs incurred to date to the estimated total costs of the contract. The completed contract method is applied to long-term contracts not exceeding ¥3,000 million.

Service revenue

Service revenues are recognized when services have been rendered. Services include supervisory or installation services for products such as railcars, machinery and plants. When the prices of such services are individually determined by the contract and the collectability of the revenue is reasonably assured, the service revenue is recognized on an accrual basis. Otherwise, the service revenue is recognized on a completion basis.

(h) Cash and cash equivalents

Cash on hand, readily-available deposits and short-term highly liquid and low risk investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents in preparing the consolidated statements of cash flows.

(i) Allowance for doubtful receivables

The allowance for possible losses from notes and accounts receivable, loans and other receivables is provided for based on past experience and the Companies' estimates of losses on collection.

(j) Inventories

Inventories are stated at cost, as determined principally by the specific identification cost method, the first-in, first-out method, or the moving average method.

(k) Assets and liabilities arising from derivative transactions

Assets and liabilities arising from derivative transactions are stated at fair value.

(l) Investments in securities

The Company and its consolidated domestic subsidiaries classify securities as (a) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (b) equity securities issued by subsidiaries and affiliated companies and (c) all other securities (hereafter, "available-for-sale securities"). There were no trading securities at March 31, 2007 and 2006.

Held-to-maturity debt securities are stated mainly at amortized cost. Equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method are stated at moving average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using moving average cost.

Other securities with no available fair market value are stated at moving average cost.

If the market value of held-to-maturity debt securities, equity securities issued by nonconsolidated subsidiaries or affiliated companies and available-for-sale securities declines significantly, such securities are stated at fair market value, and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by nonconsolidated subsidiaries and affiliated companies not subject to the equity method is not readily available, such securities should be written down to net asset value with a corresponding charge in the statements of income in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(m) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation, except for buildings acquired after April 1998 in Japan, is mainly computed on a declining balance basis over the estimated useful life of the assets. Depreciation of buildings acquired after April 1998 in Japan is computed on a straight-line basis over estimated useful life.

(n) Intangible assets

Amortization of intangible assets, including software for the Company's own use, is computed by the straight-line method over estimated useful life of the assets.

Goodwill is amortized over 5 years on a straight-line basis. If the amount is not significant, it is expensed when incurred.

(o) Impairment of fixed assets

Effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for impairment of fixed assets ("Opinion on Establishment of Accounting Standard for Impairment of Fixed Assets," issued by the Business Accounting Deliberation Council on August 9, 2002) and the guidance on the accounting standard for impairment of fixed assets (the "Financial Accounting Standard Guidance No. 6," issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of adopting the accounting standard and the guidance, income before income taxes and minority interests was ¥3,008 million ($25,607 thousand) less than it would have been if the standard and guidance had not been adopted. Accumulated impairment losses are deducted from book values of related fixed assets.

(p) Accrued bonuses
Accrued bonuses for employees are provided based on the bonus scheme.

(q) Provision for product warranty
The provision for product warranty is based on past experience and separately provided when able to be reasonably estimated.

(r) Provision for restructuring of the commercial aircraft manufacturing business
This provision is for estimated charges as the Company has reached a basic agreement with respect to partial transfer of its manufacturing work on "EMBRAER 190" airplanes to Embraer—Empresa Brasileira de Aeronáutica S.A., which is the Brazilian co-developer of the airplane.

(s) Provision for losses on construction contracts
The provision for losses on uncompleted construction contracts at the fiscal year-end is made when substantial losses are anticipated for the next fiscal year and beyond and such losses can be reasonably estimated.

(t) Income taxes
The asset and liability approach is used to recognize deferred tax assets and liabilities for loss carryforwards and the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(u) Employees' retirement and severance benefits
Employees who terminate their services with the Company and its consolidated domestic subsidiaries are generally entitled to lump-sum payments, the amounts of which are determined by reference to basic rates of pay at the time of termination and length of service.

The liabilities and expenses for retirement and severance benefits are determined based on amounts actuarially calculated using certain assumptions. The Company and its consolidated domestic subsidiaries provided the allowance for employees' retirement and severance benefits based on the estimated amounts of projected benefit obligation and fair value of plan assets (including retirement benefit trust).

The excess of the projected benefit obligation over the liabilities for retirement and severance benefits recorded as of April 1, 2000 (the "net transition obligation") is being recognized in expenses in equal amounts primarily over 10 years commencing with the year ended March 31, 2001. Actuarial gains and losses and prior service costs are recognized in expenses in equal amounts, within the average of the estimated remaining service years of the employees, commencing with the following and the current period, respectively.

Employees of the Company's overseas consolidated subsidiaries are generally covered by various pension plans, accounted for in accordance with generally accepted accounting principles in the country of domicile.

With corporate separation of the crushing machinery business on April 1, 2005, the Company provided the allowance for retirement and severance benefits to fully amortize the net transition obligation for employees of the crushing machinery business in the amount of ¥1,315 million ($12,243 thousand).

(v) Accounting standard for presentation of net assets in the balance sheet
Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

The consolidated balance sheet as of March 31, 2007 prepared in accordance with the New Accounting Standards comprises three sections, which are the assets, liabilities and net assets sections. Previously, the balance sheet comprised the assets, liabilities, minority interests, as applicable, and the shareholders' equity sections.

Under the New Accounting Standards, the following items are presented differently at March 31, 2007 compared to March 31, 2006. The net assets section includes gains/losses on hedging items, net of taxes. Under the previous presentation rules, gains/losses on hedging items were included in the assets or liabilities section without considering the related income tax effects. Share subscription rights and minority interests are included in the net assets section at March 31, 2007. Under the previous presentation rules, companies were required to present share subscription rights and minority interests in the current liabilities section and between the non-current liabilities and the shareholders' equity sections, respectively.

The consolidated balance sheet as of March 31, 2006 has been restated to conform to the 2007 presentation. As a result, minority interests amounting to ¥5,508 million are included in the net assets sections as of March 31, 2006.

(w) Accounting standard for statement of changes in net assets

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, the "Additional New Accounting Standards").

Accordingly, the Company prepared the statements of changes in net assets for the year ended March 31, 2007 in accordance with the Additional New Accounting Standards. Also, the Company voluntarily prepared the consolidated statement of changes in net assets for 2006 in accordance with the Additional New Accounting Standards. Previously, consolidated statements of shareholders' equity were prepared for the purpose of inclusion in the consolidated financial statements although such statements were not required under Japanese GAAP.

(x) Hedge accounting

The Company and its consolidated subsidiaries employ deferred hedge accounting. If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

(y) Finance leases

For the Company and its domestic consolidated subsidiaries, finance leases that do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP.

(z) Earnings per share

The computations of earnings per share shown in the consolidated statements of income are based upon net income available to common stockholders and weighted average number of shares outstanding during each period.

Diluted earnings per share is computed based on the assumption that all dilutive convertible bonds were converted at the beginning of the year.

(aa) Cash dividends

Per share amounts of cash dividends for each period represent dividends declared as applicable to the respective year.

(bb) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Also, as described in Notes 2 (v) and 2 (w), the consolidated balance sheet for 2006 has been adapted to conform to new presentation rules of 2007. Also, in lieu of the consolidated statement of shareholders' equity for the year ended March 31, 2006, which was prepared on a voluntary basis for inclusion in the 2006 consolidated financial statements, the Company prepared the consolidated statement of changes in net assets for 2006 as well as for 2007.

These reclassifications had no impact on previously reported results of operations or retained earnings.

3. Securities

(a) Acquisition costs and book values (fair values) of available-for-sale securities with available fair values as of March 31, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Equity securities	¥17,281	¥49,127	¥31,846	$269,674
Other securities:				
Equity securities	187	138	(49)	(414)
Total	¥17,468	¥49,265	¥31,797	$269,260

	Millions of yen		
	2006		
	Acquisition cost	Book value	Difference
Securities with book values exceeding acquisition costs:			
Equity securities	¥7,553	¥31,378	¥23,825
Other securities:			
Equity securities	107	80	(27)
Total	¥7,660	¥31,458	¥23,798

(b) Acquisition costs and book values of held-to-maturity debt securities with available fair values as of March 31, 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Bonds	¥302	¥297	¥(5)	$(42)

(c) Book values of investments in securities with no available fair values as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
	Book value	Book value	Book value
Held-to-maturity debt securities:			
Non-listed securities	¥ —	¥ 3	$ —
Available-for-sale securities:			
Equity securities	9,014	9,357	76,331
Other	6,686	6,722	56,618
Total	¥15,700	¥16,079	$132,949

See Note 4 for investments in nonconsolidated subsidiaries and affiliates.

(d) Sales amounts of available-for-sale securities and related gains and losses for the years ended March 31, 2007, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars		
	2007					
	Sales amounts	Gains	Losses	Sales amounts	Gains	Losses
Equity securities	¥1,493	¥880	¥(0)	$12,642	$7,451	$(0)

	Millions of yen		
	2006		
	Sales amounts	Gains	Losses
Equity securities	¥6,319	¥4,398	¥(18)

	Millions of yen		
	2005		
	Sales amounts	Gains	Losses
Equity securities	¥5,341	¥3,791	¥(1)

4. Investments in Nonconsolidated Subsidiaries and Affiliates

Investments in nonconsolidated subsidiaries and affiliates as of March 31, 2007 and 2006 were ¥22,009 million ($186,375 thousand) and ¥19,291 million, respectively.

5. Goodwill

Goodwill included in intangible and other assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
	¥212	¥1,085	$1,795

6. Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt as of March 31, 2007 and 2006 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Short-term borrowings:			
Short-term debt, principally bank loans, bearing average interest rates of 3.757 percent and 2.325 percent as of March 31, 2007 and 2006, respectively	¥106,520	¥113,758	$ 902,024
Current portion of long-term debt, bearing average interest rates of 1.158 percent and 1.723 percent as of March 31, 2007 and 2006, respectively	31,943	48,988	270,497
Total short-term debt	¥138,463	¥162,746	$1,172,521
Long-term debt:			
Loans from banks and other financial institutions, partly secured by mortgage or other collateral, due from 2006 to 2035, bearing average interest rates of 1.457 percent and 1.175 percent as of March 31, 2007 and 2006, respectively	¥ 96,871	¥ 73,865	$ 820,315
Notes and bonds issued by the Company:			
1.87 percent notes due 2006	—	10,000	—
2.00 percent notes due 2007	10,000	10,000	84,681
2.51–2.775 percent notes due 2008	20,000	20,000	169,362
1.07–2.33 percent notes due 2009	20,000	20,000	169,362
1.52–1.60 percent notes due 2011	20,000	10,000	169,362
1.84 percent notes due 2013	10,000	—	84,681
1.10 percent convertible bonds due 2006	—	17,118	—
0.90 percent convertible bonds due 2008	7,518	7,520	63,664
1.00 percent convertible bonds due 2011	7,039	7,039	59,607
Zero coupon convertible bonds due 2010*	612	5,868	5,182
Zero coupon convertible bonds due 2011*	5,657	22,635	47,905
Notes issued by subsidiaries:			
1.31 percent notes due 2006	—	2,000	—
	197,697	206,045	1,674,121
Less portion due within one year	(31,943)	(48,988)	(270,497)
Total long-term debt	¥165,754	¥157,057	$1,403,624

*All the decreases in the zero coupon convertible bonds due 2010 and 2011 in the year ended March 31, 2007 resulted from conversions.

The convertible bonds due 2008 through 2011 as of March 31, 2007 were convertible into shares of common stock at the option of the holders at prices of ¥598 ($5.06), ¥182 ($1.54) or ¥232 ($1.96) per share. The conversion prices are subject to adjustments under specified conditions.

As of March 31, 2007 and 2006, the following assets were pledged as collateral for short-term borrowings and long-term debt:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Land	¥1,255	¥2,279	$10,627
Buildings	2,321	3,416	19,654
Other investments	318	318	2,693
Total	¥3,894	¥6,013	$32,974

As of March 31, 2007 and 2006, debt secured by the above pledged assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Trade payables	¥ 66	¥ 58	$ 558
Short-term and long-term debt	4,374	7,680	37,040
Total	¥4,440	¥7,738	$37,598

The aggregate annual maturities of long-term debt as of March 31, 2007 were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥ 31,943	$ 270,497
2009	27,473	232,644
2010	31,857	269,769
2011	10,803	91,481
2012 and thereafter	95,621	809,730
Total	¥197,697	$1,674,121

7. Employees' Retirement and Severance Benefits

The liabilities for employees' retirement and severance benefits included in the liability section of the consolidated balance sheets as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Projected benefit obligation	¥ 186,953	¥ 190,774	$1,583,140
Unrecognized prior service costs	16,347	18,366	138,428
Unrecognized actuarial differences	26,398	13,430	223,541
Less fair value of pension assets	(116,999)	(105,083)	(990,761)
Less unrecognized net transition obligation	(37,545)	(50,101)	(317,935)
Prepaid pension cost	2,330	1,727	19,730
Liability for retirement and severance benefits	¥ 77,484	¥ 69,113	$ 656,143

The amount of net transition obligation of retirement and severance benefits for employees of the crushing machinery business was fully amortized in the year ended March 31, 2006.

Retirement and severance benefit expenses in the consolidated statements of income for the years ended March 31, 2007, 2006 and 2005 comprised the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Service costs—benefits earned during the year	¥ 8,722	¥ 8,548	¥ 8,742	$ 73,859
Interest cost on projected benefit obligation	4,676	4,512	4,854	39,596
Expected return on plan assets	(974)	(860)	(799)	(8,247)
Amortization of actuarial differences	(782)	1,664	1,932	(6,622)
Amortization of prior service costs	(2,214)	(2,248)	(1,720)	(18,748)
Amortization of net transition obligation	12,516	12,989	13,969	105,986
Contribution to the defined contribution pension plans	420	367	273	3,556
Retirement and severance benefit expenses	¥22,364	¥24,972	¥27,251	$189,380

"Amortization of actuarial differences" and "Amortization of net transition obligation" in the year ended March 31, 2006 include full amortization of the net transition obligation of retirement and severance benefits for employees of the crushing machinery business.

Basic assumptions and information used to calculate the retirement and severance benefits were as follows:

	2007	2006	2005
Discount rate	mainly 2.5%	mainly 2.5%	mainly 2.5%
Expected rate of return on plan assets			
(For the Company and consolidated domestic subsidiaries)	0.0 to 3.5%	0.0 to 3.5%	0.0 to 3.5%
(For consolidated overseas subsidiaries)	7.75%	7.75%	8.0%
Amortization period for prior service costs	10 to 15 years	10 to 15 years	10 to 15 years
Amortization period for actuarial gains and losses	10 to 15 years	10 to 15 years	10 to 15 years
Amortization period for transition obligation	mainly 10 years	mainly 10 years	mainly 10 years

Effective fiscal year 2005, the Company and certain of its consolidated subsidiaries partly introduced defined contribution pension plans and cash balance pension plans.

8. Contingent Liabilities

Contingent liabilities as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
As drawer of trade notes discounted	¥ —	¥ 84	$ —
As guarantor of indebtedness of employees, unconsolidated subsidiaries and affiliates and others	28,036	23,903	237,412

9. Net Assets

As described in Note 2 (v), net assets comprises four subsections, which are owners' equity, accumulated gains (losses) from valuation and translation adjustments, share subscription rights and minority interests.

The Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code").

The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date. Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to other capital surplus and retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

10. Research and Development Expenses

Research and development expenses, included in selling, general and administrative expenses, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Research and development expenses	**¥33,819**	¥27,040	¥13,183	**$286,382**

Through the year ended March 31, 2005, expenses to develop new models in the consumer product and machinery business had not been presented as research and development expenses. However, as the proportion of the business in the Company grew, the Company decided to include such expenses in research and development expenses commencing in the year ended March 31, 2006 to improve the usefulness and comparability of the financial statements.

As a result of this change, research and development expenses increased ¥14,417 million ($122,729 thousand) more than what they would have been under the previous method. Applied retroactively for the year ended March 31, 2005, research and development expenses would have been ¥26,460 million ($225,249 thousand) under the new recording method.

Through the year ended March 31, 2006, expenses to develop new models in the consumer product and machinery business were included in cost of sales as production costs. However, as expenditures in expenses having research and development characteristics, such as the development of new techniques or adaptation of new materials, increased, the Company decided to include the expenses in selling and general administrative expenses from the year ended March 31, 2007 to improve the usefulness and comparability of financial statements. This change has had little impact on net income. Moreover as a result of this change, cost of sales was ¥18,008 million less and selling and general administrative expenses the same amount more than what they would have been with the previous method.

In addition, the amount of the expenses included in cost of sales in the year ended March 31, 2006 was ¥14,417 million.

11. Other Income (Expenses): Other, Net

Other income (expenses): other, net in the consolidated statements of income comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Gain on sales of marketable securities and investments in securities	**¥ 884**	¥ 4,380	¥ 3,774	**$ 7,485**
Gain on sales of property, plant and equipment	**—**	—	2,865	**—**
Gain on sales of subsidiaries' shares	**—**	277	—	**—**
Foreign exchange gain (loss), net	**(13,391)**	(8,901)	166	**(113,396)**
Loss on disposal of inventories	**—**	—	(2,141)	**—**
Amortization of certain subsidiaries' net transition obligation of retirement and severance benefits	**—**	—	(205)	**—**
Loss on reorganization of crushing machinery business	**—**	—	(1,315)	**—**
Additional costs of plant construction	**—**	—	(1,825)	**—**
Gain on contribution of securities to the pension trust (a)	**—**	12,901	—	**—**
Loss on damages suit (b)	**(2,398)**	—	—	**(20,307)**
Loss on breach of the Antimonopoly Act (c)	**(1,387)**	(731)	—	**(11,745)**
Loss on the restructuring of the commercial aircraft manufacturing business (d)	**—**	(15,816)	—	**—**
Loss on impairment of fixed assets (e)	**—**	(3,008)	—	**—**
Loss on cleaning of ground pollution (f)	**—**	(1,054)	—	**—**
Other, net	**(7,433)**	(4,039)	(2,949)	**(62,943)**
Total	**¥(23,725)**	¥(16,146)	¥(1,630)	**$(200,906)**

(a) "Gain on contribution of securities to the pension trust" resulted from additional contributions of investment securities to the pension trust.
(b) "Loss on damages suit" is a provision for compensation in case the Company faces a payout of monetary damages.
(c) "Loss on breach of the Antimonopoly Act" is due to assessments, etc. that the The Fair Trade Commission of Japan imposed on the Company with regard to bids for steel bridges, tunnel ventilations and sluice gates.
(d) Loss on the restructuring of the commercial aircraft manufacturing business
As the aerospace business has been receiving requests for sharp increases in production of commercial aircraft, including Boeing aircraft, the Company concluded it would be difficult to accept all of the requests. As a result of our reassessment of our corporate resources in this business, the Company reached a basic agreement with respect to the partial transfer of its manufacturing work on "EMBRAER 190" airplanes to Embraer—Empresa Brasileira de Aeronáutica S.A., which is our Brazilian co-developer of the airplane. This transfer gave rise to a loss of ¥15,816 million ($134,639 thousand) composed of expected charges for the transfer, a loss on impairment of work in process and expenses regarding a subsidiary named Kawasaki Aeronáutica do Brasil Indústria Ltda., which is expected to be liquidated.
The amount of loss comprised the following:

	Millions of yen	Thousands of U.S. dollars
Expected charges for the transfer	¥ 6,977	$ 59,394
Loss on impairment of work in process	6,259	53,282
Expenses for liquidation of a subsidiary	2,580	21,963
Total	¥15,816	$134,639

(e) Loss on impairment of fixed assets
Because profitability or market prices of some asset groups declined, the Company and its consolidated domestic subsidiaries reduced the book value of such assets to the recoverable amounts.
Assets are grouped mainly by units of business and significant assets for rent or those which are idling are treated separately.
The recoverable amounts were determined by net sales value, and the net sales value was estimated by appraisal or property tax assessment.

The asset groups for which the Company and its subsidiaries recognized impairment losses for the year ended March 31, 2007 were as follows:

Function or status	Location	Type of asset
Assets for golf links	Tomakomai City, Hokkaido	Golf course and buildings, etc.
Idle assets	Chuo-ku, Kobe City etc.	Land, etc.

The amounts of impairment losses consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Land	¥ 618	$ 5,261
Golf course	1,086	9,245
Buildings, etc.	1,304	11,101
	¥3,008	$25,607

(f) "Loss on cleaning of ground pollution" was due to the ground pollution at the former Yachiyo works.

12. Income Taxes

Income taxes in Japan applicable to the Company and its consolidated domestic subsidiaries consist of corporation tax (national tax) and enterprise and inhabitants taxes (local taxes) which, in the aggregate, result in normal statutory tax rates of approximately 40.5 percent for the years ended March 31, 2007 and 2006.
The significant differences between the statutory and effective tax rates for the year ended March 31, 2007 and 2006 were as follows:

	2007	2006
Statutory tax rate	**40.5%**	40.5%
Research and development tax credit	**(6.7)**	(11.5)
Other	**(0.1)**	(2.0)
Effective tax rate	**33.7%**	27.0%

For the year ended March 31, 2005 the differences were not significant.

Significant components of deferred tax assets and liabilities as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Accrued bonuses	¥ 7,958	¥ 6,943	$ 67,389
Retirement benefits	49,380	45,169	418,155
Provision for losses on uncompleted contracts	4,649	—	39,368
Allowance for doubtful receivables	904	1,706	7,655
Inventories—elimination of inter-company profits	4,811	4,536	40,740
Fixed assets—elimination of inter-company profits	571	732	4,835
Depreciation	1,328	1,195	11,245
Net operating loss carryforwards	1,728	10,246	14,632
Unrealized loss of marketable securities, investments in securities and other	1,912	2,977	16,191
Other	23,195	19,189	196,421
Gross deferred tax assets	96,436	92,693	816,631
Less valuation allowance	(9,397)	(8,454)	(79,575)
Total deferred tax assets	87,039	84,239	737,056
Deferred tax liabilities:			
Deferral of gain on sale of fixed assets	5,505	5,120	46,616
Net unrealized gain on securities	12,682	10,600	107,392
Unrealized gain on uncompleted contracts	429	155	3,632
Unrealized gain on contribution of securities to the pension trust	5,995	5,996	50,766
Other	6,301	5,628	53,360
Total deferred tax liabilities	30,912	27,499	261,766
Net deferred tax assets	¥56,127	¥56,740	$475,290

13. Retained Earnings ("Others")

This decrease of retained earnings for the year ended March 31, 2006, mainly resulted from the cumulative effect of a new accounting standard in the United Kingdom for the unrecognized pension liability of a subsidiary, Kawasaki Precision Machinery (U.K.) Limited.

14. Additional Payment of Construction Cost

Additional payment of construction cost in the consolidated statements of cash flows was caused by the compensation, mainly for the delay of plant construction.

15. Significant Noncash Transactions

The increases in common stock and capital surplus and the decrease in convertible bonds due to conversion of convertible bonds in the year ended March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Increase of common stock due to conversion	¥11,102	¥10,658	$ 94,018
Increase of capital surplus due to conversion	11,083	10,658	93,857
Decrease in convertible bonds due to conversion	22,236	21,497	188,297

The sum of the increases of common stock and capital surplus differed from decrease in convertible bonds because the Company provided the bondholders with treasury stock instead of issuing new shares.

16. Derivative Transactions

Since the Company and its consolidated subsidiaries operate internationally and have a substantial volume of export and import transactions, they enter into foreign currency exchange and option transactions in order to manage the risks of fluctuations in exchange rates in relation to foreign currency denominated assets, liabilities and future transactions.

The Company and its consolidated subsidiaries also enter into interest swap and option transactions to hedge against future fluctuations in interest rates on borrowings, primarily to fix, cap or collar interest rates on variable rate debt.

The Company and its consolidated subsidiaries' purpose for purchasing derivatives is to hedge against risks of fluctuations in currency exchange rates and interest rates rather than to be exposed to such risks through dealing or speculation.

For derivative transactions that meet the conditions for hedge accounting, the Company and its consolidated subsidiaries apply hedge accounting principles. Derivative transactions that meet the conditions for hedge accounting are required to be disclosed.

In order to minimize credit risk, the Company and its consolidated subsidiaries use only highly rated international financial institutions as counterparties to derivative transactions.

The Company and its consolidated subsidiaries have established policies that restrict the use of derivative instruments, including limits as to the purpose, nature, type and amount and that require reporting and review in order to control the use of derivatives and manage risk.

(a) Outstanding positions and recognized gains and losses at March 31, 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Contract amount	Market value	Gain (loss)	Gain (loss)
Currency related contracts:				
Foreign exchange contracts:				
To sell	¥91,232	¥96,479	¥(5,247)	$(44,432)
To purchase	5,478	5,535	57	482
Option contracts:				
To sell	1,444	126	(96)	(812)
To purchase	1,392	0	(30)	(254)
Total			¥(5,316)	$(45,016)

(b) Outstanding positions and recognized gains and losses at March 31, 2006 were as follows:

	Millions of yen		
	Contract amount	Market value	Gain (loss)
Currency related contracts:			
Foreign exchange contracts:			
To sell	¥72,195	¥75,141	¥(2,946)
To purchase	897	935	38
Option contracts:			
To sell	1,379	47	(18)
To purchase	1,350	0	(29)
Total			¥(2,955)

17. Finance Leases

Finance lease information, as required to be disclosed in Japan, for the respective years was as follows:

(a) As lessee

The original costs of leased assets under non-capitalized finance leases and accumulated depreciation, assuming it is calculated by the straight-line method over the terms of the leases, as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Property, plant and equipment	¥ 35,822	¥ 27,670	$ 303,344
Accumulated depreciation	(12,388)	(12,079)	(104,903)
	¥ 23,434	¥ 15,591	$ 198,441
Intangible assets	¥ 1,362	¥ 1,351	$ 11,533
Accumulated amortization	(779)	(936)	(6,597)
	¥ 583	¥ 415	$ 4,936

The present values of future minimum lease payments under non-capitalized finance leases as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current portion	¥ 5,345	¥ 4,454	$ 45,262
Noncurrent portion	19,535	12,446	165,424
Total	¥24,880	¥16,900	$210,686

Lease payments, "as if capitalized" depreciation and amortization and interest expense for non-capitalized finance leases were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Lease payments	¥5,349	¥4,789	¥5,034	$45,295
Depreciation and amortization	4,956	4,469	4,685	41,967
Interest	444	325	384	3,759

(b) As lessor

The original costs of leased assets under finance leases and accumulated depreciation as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Property, plant and equipment	¥1,989	¥ 1,629	$16,843
Accumulated depreciation	(918)	(1,061)	(7,773)
	¥1,071	¥ 568	$ 9,070
Intangible assets	¥ 43	¥ 65	$ 364
Accumulated amortization	(23)	(41)	(195)
	¥ 20	¥ 24	$ 169

The present values of future minimum lease payments to be received under finance leases as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current portion	¥ 519	¥ 428	$ 4,394
Noncurrent portion	1,142	730	9,671
Total	¥1,661	¥1,158	$14,065

Lease payments received, depreciation and amortization and interest on finance leases were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Lease payments received	¥285	¥295	¥311	$2,413
Depreciation and amortization	244	263	265	2,066
Interest	32	27	30	270

18. Operating Leases

The present values of future minimum lease payments under operating leases as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current portion	¥380	¥ 454	$3,217
Non-current portion	400	718	3,388
Total	¥780	¥1,172	$6,605

19. Segment Information

Industry segments of the Company and its consolidated subsidiaries are classified based on its internal company system: 1) Shipbuilding, 2) Rolling Stock & Construction Machinery, 3) Aerospace, 4) Gas Turbines & Machinery, 5) Plant & Infrastructure Engineering, 6) Consumer Products & Machinery and 7) Other.

The Shipbuilding segment manufactures and sells ships, submarines and maritime application equipment. Operations within the Rolling Stock & Construction Machinery segment include the production and sale of rolling stock & construction machines. Products manufactured and sold by the Aerospace segment include airplanes and helicopters. The Gas Turbines & Machinery segment manufactures and sells gas turbines, airplane engines and prime movers. Operations within the Plant & Infrastructure Engineering segment include the production and sale of boilers, chemical and cement plants and refuse incineration plants. Products manufactured and sold by the Consumer Products & Machinery segment include motorcycles, ATVs (All-Terrain Vehicles) and personal watercraft. Operations within the Other segment include the production and sale of hospital respiration and medical equipment and hydraulic components. The operations also involve trade, mediation of overseas sales and orders and other activities.

(a) Information by industry segment

	Millions of yen							
	2007							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 108,849	¥ 1,861	¥ 110,710	¥ 112,958	¥ (2,248)	¥ 117,832	¥ 2,169	¥ 1,194
Rolling Stock & Construction Machinery	184,283	500	184,783	171,613	13,170	172,615	2,660	8,253
Aerospace	269,108	1,687	270,795	257,395	13,400	279,574	5,291	3,029
Gas Turbines & Machinery	183,309	14,410	197,719	187,882	9,837	165,412	3,076	5,354
Plant & Infrastructure Engineering	122,062	19,670	141,732	144,163	(2,431)	141,472	1,816	996
Consumer Products & Machinery	403,702	9,184	412,886	385,323	27,563	303,730	10,539	12,828
Other	167,306	42,304	209,610	199,974	9,636	193,953	3,150	6,132
Total	1,438,619	89,616	1,528,235	1,459,308	68,927	1,374,588	28,701	37,786
Eliminations and corporate	—	(89,616)	(89,616)	(89,831)	215	(16,608)	1,578	1,483
Consolidated total	¥1,438,619	¥ —	¥1,438,619	¥1,369,477	¥69,142	¥1,357,980	¥30,279	¥39,269

	Millions of yen							
	2006							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 109,697	¥ 1,428	¥ 111,125	¥ 112,833	¥ (1,708)	¥ 105,210	¥ 2,700	¥ 1,990
Rolling Stock & Construction Machinery	168,306	917	169,223	160,419	8,804	179,478	2,350	3,272
Aerospace	218,533	2,013	220,546	210,845	9,701	268,871	5,295	12,113
Gas Turbines & Machinery	161,431	16,937	178,368	171,564	6,804	140,900	2,804	2,893
Plant & Infrastructure Engineering	164,506	20,972	185,478	193,972	(8,494)	135,448	1,859	733
Consumer Products & Machinery	366,960	6,759	373,719	353,819	19,900	280,972	11,020	15,480
Other	133,054	46,758	179,812	173,154	6,658	168,334	2,747	4,227
Total	1,322,487	95,784	1,418,271	1,376,606	41,665	1,279,213	28,775	40,708
Eliminations and corporate	—	(95,784)	(95,784)	(95,914)	130	4,872	1,776	1,016
Consolidated total	¥1,322,487	¥ —	¥1,322,487	¥1,280,692	¥41,795	¥1,284,085	¥30,551	¥41,724

	Millions of yen							
	2005							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 87,081	¥ 1,125	¥ 88,206	¥ 87,175	¥ 1,031	¥ 100,996	¥ 2,359	¥ 1,630
Rolling Stock, Construction Machinery & Crushing Plant	171,731	1,445	173,176	165,424	7,752	157,419	2,437	2,629
Aerospace	188,255	1,960	190,215	184,130	6,085	223,010	5,221	8,163
Gas Turbines & Machinery	141,366	19,758	161,124	158,443	2,681	124,063	2,971	2,374
Plant & Infrastructure Engineering	191,012	15,353	206,365	220,823	(14,458)	153,685	1,942	640
Consumer Products & Machinery	338,450	5,036	343,486	326,784	16,702	253,958	11,865	10,191
Other	123,697	43,254	166,951	161,939	5,012	156,040	2,714	3,370
Total	1,241,592	87,931	1,329,523	1,304,718	24,805	1,169,171	29,509	28,997
Eliminations and corporate	—	(87,931)	(87,931)	(87,870)	(61)	25,302	2,046	695
Consolidated total	¥1,241,592	¥ —	¥1,241,592	¥1,216,848	¥ 24,744	¥1,194,473	¥31,555	¥29,692

	Thousands of U.S. dollars							
	2007							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	$ 921,746	$ 15,759	$ 937,505	$ 956,542	$ (19,037)	$ 997,815	$ 18,367	$ 10,111
Rolling Stock & Construction Machinery	1,560,530	4,234	1,564,764	1,453,239	111,525	1,461,724	22,525	69,887
Aerospace	2,278,838	14,286	2,293,124	2,179,651	113,473	2,367,465	44,805	25,650
Gas Turbines & Machinery	1,552,282	122,026	1,674,308	1,591,007	83,301	1,400,728	26,048	45,338
Plant & Infrastructure Engineering	1,033,635	166,568	1,200,203	1,220,789	(20,586)	1,198,002	15,378	8,434
Consumer Products & Machinery	3,418,596	77,771	3,496,367	3,262,960	233,407	2,572,021	89,245	108,629
Other	1,416,768	358,235	1,775,003	1,693,404	81,599	1,642,418	26,675	51,927
Total	12,182,395	758,879	12,941,274	12,357,592	583,682	11,640,173	243,043	319,976
Eliminations and corporate	—	(758,879)	(758,879)	(760,700)	1,821	(140,639)	13,363	12,559
Consolidated total	$12,182,395	$ —	$12,182,395	$11,596,892	$585,503	$11,499,534	$256,406	$332,535

(b) Information by geographic area

	Millions of yen					
	2007					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥1,042,993	¥ 278,960	¥1,321,953	¥1,256,538	¥65,415	¥1,093,598
North America	261,254	18,017	279,271	277,533	1,738	202,539
Europe	98,842	4,320	103,162	100,783	2,379	70,360
Asia	22,690	18,737	41,427	40,728	699	26,081
Other areas	12,840	187	13,027	12,808	219	2,869
Total	1,438,619	320,221	1,758,840	1,688,390	70,450	1,395,447
Eliminations and corporate	—	(320,221)	(320,221)	(318,913)	(1,308)	(37,467)
Consolidated total	¥1,438,619	¥ —	¥1,438,619	¥1,369,477	¥69,142	¥1,357,980

	Millions of yen					
	2006					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 986,266	¥ 247,228	¥1,233,494	¥1,192,245	¥41,249	¥1,074,688
North America	222,477	16,588	239,065	237,651	1,414	159,169
Europe	80,818	4,053	84,871	83,308	1,563	63,254
Asia	24,800	16,975	41,775	40,315	1,460	24,285
Other areas	8,126	141	8,267	8,893	(626)	7,324
Total	1,322,487	284,985	1,607,472	1,562,412	45,060	1,328,720
Eliminations and corporate	—	(284,985)	(284,985)	(281,720)	(3,265)	(44,635)
Consolidated total	¥1,322,487	¥ —	¥1,322,487	¥1,280,692	¥41,795	¥1,284,085

	Millions of yen					
	2005					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 936,237	¥ 208,048	¥1,144,285	¥1,123,267	¥21,018	¥ 996,923
North America	196,840	15,212	212,052	210,805	1,247	127,798
Europe	78,027	3,835	81,862	81,448	414	57,218
Asia	25,145	15,898	41,043	39,171	1,872	20,252
Other areas	5,343	99	5,442	5,818	(376)	3,664
Total	1,241,592	243,092	1,484,684	1,460,509	24,175	1,205,855
Eliminations and corporate	—	(243,092)	(243,092)	(243,661)	569	(11,382)
Consolidated total	¥1,241,592	¥ —	¥1,241,592	¥1,216,848	¥24,744	¥1,194,473

	Thousands of U.S. dollars					
	2007					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	$ 8,832,187	$ 2,362,266	$11,194,453	$10,640,511	$553,942	$ 9,260,716
North America	2,212,330	152,570	2,364,900	2,350,182	14,718	1,715,124
Europe	837,006	36,582	873,588	853,442	20,146	595,817
Asia	192,142	158,667	350,809	344,889	5,920	220,857
Other areas	108,730	1,584	110,314	108,461	1,853	24,295
Total	12,182,395	2,711,669	14,894,064	14,297,485	596,579	11,816,809
Eliminations and corporate	—	(2,711,669)	(2,711,669)	(2,700,593)	(11,076)	(317,275)
Consolidated total	$12,182,395	$ —	$12,182,395	$11,596,892	$585,503	$11,499,534

North America includes mainly the U.S.A. and Canada. Europe includes mainly the Netherlands, the United Kingdom and Germany. Asia includes Thailand, Indonesia, the Philippines and Korea. Other areas include mainly Australia and Brazil.

(c) Corporate assets

Included in eliminations and corporate under total assets in (a) and (b) above are corporate assets of ¥124,152 million ($1,051,334 thousand), ¥110,476 million and ¥121,602 million at March 31, 2007, 2006 and 2005, respectively, which mainly comprised cash and time deposits of the Company and property, plant, equipment and intangible assets of the Company's head office.

(d) Overseas sales

Overseas sales consist of the total sales of the Company and its consolidated subsidiaries made outside of Japan. Overseas sales information for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2007		2006		2005		**2007**
	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales
North America	**¥336,765**	**23.4%**	¥282,149	21.3%	¥236,847	19.0%	**$2,851,766**
Europe	**119,408**	**8.3**	109,060	8.2	100,362	8.1	**1,011,161**
Asia	**186,066**	**12.9**	197,503	14.9	171,461	13.8	**1,575,629**
Other areas	**135,506**	**9.4**	107,103	8.2	105,274	8.5	**1,147,481**
Total	**¥777,745**	**54.0%**	¥695,815	52.6%	¥613,944	49.4%	**$6,586,037**

North America includes mainly the U.S.A. and Canada. Europe includes mainly the United Kingdom, Germany, the Netherlands, France and Italy. Asia includes China, Korea, and Taiwan. Other areas include mainly Panama, Brazil and the Bahamas.

20. Additional Information

(a) Effective April 1, 2004, the Company changed the accounting periods for consolidation of five subsidiaries (Kawasaki Motors Corporation Japan, Kawasaki Motors Corp., U.S.A., Kawasaki Motors Europe N.V., and two other subsidiaries) from the 12 months ended December 31 to the 12 months ended March 31 to improve transparency and quality of the consolidated financial statements.

This change decreased the Company's retained earnings as of the beginning of this fiscal year by ¥222 million in the year ended March 31, 2005.

(b) Until for the year ended March 31, 2005, the Company and its consolidated domestic subsidiaries provided for retirement and severance benefits for directors and statutory auditors principally at 50 percent of the amount required if they retired at the balance sheet date. Effective April 1, 2005, the Company and its consolidated domestic subsidiaries terminated this plan and changed its presentation from "Directors' and statutory auditors' retirement and severance benefits" to "Other" in "Long-term liabilities" in the consolidated balance sheet as of March 31, 2006.

21. Subsequent Events

(a) On June 27, 2007, the following appropriation of nonconsolidated retained earnings was approved at the ordinary meeting of shareholders of the Company:

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥5.0 per share)	¥8,297	$70,260

(b) On August 31, 2005, the Company received a judgment from the Kyoto District Court requiring reimbursement of ¥1,144 million ($9,687 thousand) to Kyoto City in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a garbage incineration facility in Kyoto City which the Company was awarded in 1996.

On September 12, 2005, the Company appealed the judgment to the Osaka High Court. On September 14, 2006, the appeal was rejected and the Company received a judgment requiring reimbursement of ¥1,831 million ($15,505 thousand).

On September 26, 2006, the Company appealed the judgment to the Supreme Court. However, on April 24, 2007, the Supreme Court dismissed the final appeal.

In accordance with the judgment on May 2, 2007, the Company received a claim of ¥2,407 million ($20,383 thousand) for monetary damages, including a penalty for delay from Kyoto City and paid it out on May 8, 2007.

The payment of the damages was reported as "Loss on damages suit" for the year ended March 31, 2007.

22. Other Matters

(a) On April 25, 2006, the Company received a judgment from the Fukuoka District Court requiring reimbursement of ¥2,088 million ($17,681 thousand) jointly with Hitachi Zousen Corporation and three other companies to Fukuoka City in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a refuse incineration facility in Fukuoka City which Hitachi Zousen Corporation was awarded in 1996. On May 9, 2006, the Company appealed the judgment to the Fukuoka High Court.

(b) On November 16, 2006, the Company received a judgment from the Kobe District Court requiring reimbursement of ¥1,364 million ($11,550 thousand) to Kobe City in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a refuse incineration facility in Kobe City which the Company was awarded in 1995. On November 29, 2006, the Company appealed the judgment to the Osaka High Court.

(c) On November 16, 2006, the Company received a judgment from the Kobe District Court requiring reimbursement of ¥530 million ($4,488 thousand) jointly with Hitachi Zousen Corporation and four other companies in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a refuse incineration facility in Amagasaki City which Hitachi Zousen Corporation was awarded in 1996. On November 29, 2006, the Company appealed the judgment to the Osaka High Court.

(d) On June 27, 2006, the Company received a decision from the Japan Fair Trade Commission ordering correction of unfair bids that the Company may have committed on construction contracts for refuse incineration facilities from 1994 through 1998. On July 27, 2006, the Company appealed the decision to the Tokyo High Court demanding revocation of the decision. On April 17, 2007, the Company also sought an inquiry objecting to an order to pay penalties which the Fair Trade Commission imposed on March 28, 2007.

KPMG

Independent Auditors' Report

To the Shareholders and Board of Directors of
Kawasaki Heavy Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Kawasaki Heavy Industries, Ltd.(the "Company") and its consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in net assets and cash flows for each of the three years in the period ended March 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:

(1) As discussed in Note 2(o) to the consolidated financial statements, effective April 1, 2005, the Company and its consolidated domestic subsidiaries adopted a new accounting standard for impairment of fixed assets.
(2) As discussed in Note 2(v) to the consolidated financial statements, effective April 1, 2006, the Company and its consolidated subsidiaries adopted a new accounting standard for the presentation of net assets in the balance sheet.
(3) As discussed in Note 10 to the consolidated financial statements, effective April 1, 2006, the Company changed its method of accounting for expenses to develop new models in the consumer product and machinery business.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. These translations of yen amounts into U.S. dollar amounts were made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Kobe, Japan
June 27, 2007

Directors, Corporate Auditors, and Executive Officers

DIRECTORS



Masamoto Tazaki
Chairman



Tadaharu Ohashi*
President



Masatoshi Terasaki*
Senior Executive Vice President



Akira Matsuzaki*
Senior Executive Vice President



Chikashi Motoyama*
Senior Vice President



Jiro Noguchi*
Senior Vice President



Masashi Segawa*
Senior Vice President



Shinichi Tamba*
Senior Vice President



Shuji Mihara*
Senior Vice President



Satoshi Hasegawa*
Senior Vice President

CORPORATE AUDITORS

Tadao Ueda
Akira Tanoue
Hiroshi Kawamoto**
Kenzo Doi**

* Representative Director
** Outside Auditor

EXECUTIVE OFFICERS

President

Tadaharu Ohashi

Senior Executive Vice Presidents

Masatoshi Terasaki

Akira Matsuzaki

Senior Vice Presidents

Chikashi Motoyama
President
Aerospace Company

Jiro Noguchi
Senior Manager
Corporate Planning Department

Masashi Segawa
President
Rolling Stock Company

Shinichi Tamba
President
Consumer Products & Machinery Company

Shuji Mihara
Senior Manager
Personnel & Labor Administration Department

Satoshi Hasegawa
President
Gas Turbines & Machinery Company

Executive Officers

Shigeru Hamada

Fumiaki Amae

Kazuhiko Mishima

Masatoshi Ohyama

Shuichi Nose

Tamio Nakano

Hidetsugu Horikawa

Akira Hattori

Yuichi Asano

Shinichi Suzuki

Toru Yamaguchi

Shigeru Murayama

Mitsutoshi Takao

Sosuke Kinouchi

Yoshio Kawamura

Kyohei Matsuoka

Seiji Yamashita

Takeshi Sugawara

Sumihiro Ueda

Wataru Kanamori

(As of June 27, 2007)

Major Consolidated Subsidiaries and Affiliates

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
SHIPBUILDING				
Kawasaki Shipbuilding Corporation	Japan	10,000	100.00	Design, manufacture, sale, and maintenance of commercial and naval vessels and marine application equipment
Nantong COSCO KHI Ship Engineering Co., Ltd.[†]	China	CNY1,462,200*	50.00	Manufacture and sale of ships
ROLLING STOCK & CONSTRUCTION MACHINERY				
Kawasaki Machine Systems, Ltd. ★ ※	Japan	743	100.00	Sale and repair of construction machinery, gas turbine generators, and industrial robots
Alna Yusoki-Yohin Co., Ltd.	Japan	400	100.00	Manufacturing and sales of doors/window frames for train cars and buses, signs for bus stops, advertising materials, bus shelters, automobile sign lights, various types of panels, and waiting rooms
Nichijo Manufacturing Co., Ltd.	Japan	120	75.02	Manufacture and sale of snowplows
Kawasaki Rail Car, Inc.	U.S.A.	US$60,600*	100.00	Engineering, manufacture, sale, and after-sales service of rolling stock in the United States
Kawasaki Construction Machinery Corp. of America	U.S.A.	US$8,000*	100.00	Manufacture and sale of construction machinery in the United States
EarthTechnica Co., Ltd.[†]	Japan	1,200	50.00	Design, manufacture, and sale of crushers, grinders, sorters, and other equipment
AEROSPACE				
NIPPI Corporation	Japan	6,048	100.00	Manufacture, maintenance, and modification of aircraft and components; manufacture of rocket components, aerospace equipment, targeting systems, nondestructive testing systems, and industrial fans
Nippi Kosan Co., Ltd.	Japan	120	100.00	Design and supervision of building construction work, sale of herbicidal soil, manufacturing and sale of rust-resistant packaging materials, and insurance agency business
GAS TURBINES & MACHINERY				
Kawasaki Thermal Engineering Co., Ltd.	Japan	1,460	83.71	Manufacture, sale, and installation of general-purpose boilers and air-conditioning equipment
Kawasaki Gas Turbine Europe G.m.b.H.	Germany	€766*	100.00	Sales, packaging, installation, after-sales service, and customer training related to gas turbine engines, gas turbine generators, and related machinery
Wuhan Kawasaki Marine Machinery Co., Ltd.	China	1,100	55.00	Manufacture, sale, and after-sales service of Kawasaki-brand azimuth thrusters, side thrusters, and other machinery
Tonfang Kawasaki Air-Conditioning Co., Ltd.[†]	China	US$9,673*	50.00	Manufacture, sale, and maintenance of absorption cooling and heating machinery and refrigeration equipment

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
PLANT & INFRASTRUCTURE ENGINEERING				
Kawasaki Plant Systems, Ltd.	Japan	5,000	100.00	Design, manufacture, installation, maintenance, and sale of various types of industrial plants
JP Steel Plantech Co.†	Japan	1,995	24.81	Sale of and engineering services for steelworks plants and equipment
Shanghai COSCO Kawasaki Heavy Industries Steel Structure Co., Ltd.†	China	US$29,800*	45.00	Manufacture and sale of steel structures
CONSUMER PRODUCTS & MACHINERY				
Kawasaki Motors Corporation Japan	Japan	560	100.00	Distribution of motorcycles and personal watercraft in Japan
Kawasaki Metal Industries, Ltd.	Japan	350	100.00	Manufacture, processing, and assembly of various steel products
Kawasaki Motors Manufacturing Corp., U.S.A. ●	U.S.A.	US$70,000*	100.00	Manufacture of motorcycles, ATVs, personal watercraft, small gasoline engines, industrial robots, and rolling stock
Kawasaki Motors Corp., U.S.A.	U.S.A	US$65,900*	100.00	Distribution of motorcycles, ATVs, personal watercraft, and small gasoline engines in the United States
Kawasaki Motors Finance Corporation	U.S.A.	US$10,000*	100.00	Inventory financing for dealers of Kawasaki Motors Corp., U.S.A.
KM Receivables Corporation	U.S.A.	US$100	100.00	Management of accounts receivable of Kawasaki Motors Finance Corporation
Canadian Kawasaki Motors Inc.	Canada	C$2,000*	100.00	Distribution of motorcycles, ATVs, and personal watercraft in Canada
Kawasaki Motors Europe N.V.	Netherlands	€14,093*	100.00	Sole distribution of motorcycles, ATVs, personal watercraft, and small gasoline engines in Europe
Kawasaki Motors Racing B.V.	Netherlands	€3,000*	100.00	Management, purchasing and storage of related materials, and back-office work of motoGP races
Kawasaki Motors Pty. Ltd.	Australia	A$2,000*	100.00	Distribution of motorcycles, ATVs, and personal watercraft in Australia
P.T. Kawasaki Motor Indonesia	Indonesia	US$20,000*	58.50	Manufacture and distribution of motorcycles in Indonesia
Kawasaki Motors (Phils.) Corporation	Philippines	P101,430*	50.001	Manufacture and distribution of motorcycles in the Philippines
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Thailand	B1,900,000*	100.00	Manufacture and distribution of motorcycles in Thailand
Kawasaki Robotics (U.S.A.), Inc.	U.S.A.	US$1,000*	100.00	Sale and after-sales service of industrial robots in the United States
Kawasaki Robotics (UK) Ltd.	U.K.	£917*	100.00	Sale and after-sales service of industrial robots in the U.K. and Ireland
Kawasaki Machine Systems Korea, Ltd.	Korea	W1,500**	100.00	Sale and after-sales service of industrial robots and robot systems

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
OTHER				
Kawasaki Precision Machinery Ltd.	Japan	3,000	100.00	Design, manufacture, sale, after-sales service, and maintenance for hydraulic machinery and equipment, electric-powered devices, and control systems
Kawaju Shoji Co., Ltd.	Japan	600	70.00	Trading
Kawasaki Hydromechanics Corporation	Japan	436	100.00	Manufacture, sale, and installation of hydraulic presses and other hydraulic equipment
Kawasaki Life Corporation	Japan	400	100.00	Administration of Company welfare facilities; real estate sales, leasing, and construction; insurance representation, administration and maintenance, leasing, and provision of loans
Kawasaki Precision Machinery (U.S.A.), Inc.	U.S.A.	US$5,000*	100.00	Manufacture and sale of hydraulic products
Kawasaki Precision Machinery (U.K.) Limited	U.K.	£5,000*	100.00	Manufacture and sale of hydraulic products
Kawasaki Heavy Industries (U.K.) Ltd.	U.K.	£500*	100.00	Sale of KHI products in various countries in Europe (principally the U.K.), the Middle East, and Africa; provision of order intermediation services
Flutek, Ltd.	Korea	W1,310**	50.38	Manufacture, sale, and after-sales service for pumps used in construction machinery
Kawasaki Precision Machinery (China) Ltd.	China	500	100.00	Assembly of hydraulic pumps and motors for construction machinery
Air Water Safety Service Inc.'	Japan	1,708	34.48	Manufacture, sale, and installation of hospital respiration, fire-extinguishing, and medical equipment
Kawasaki Setsubi Kogyo Co., Ltd.'	Japan	1,581	33.86	Design and installation of air-conditioning, heating/cooling, water supply/disposal, and sanitary facilities

* Monetary unit in thousands

** Monetary unit in millions

' Affiliate accounted for using equity method

Partially included in:

- ● Rolling Stock & Construction Machinery
- ★ Gas Turbines & Machinery
- ⁜ Consumer Products & Machinery

(As of March 31, 2007)

Network

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan
Phone: 81-78-371-9530
Fax: 81-78-371-9568

Tokyo Head Office
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan
Phone: 81-3-3435-2111
Fax: 81-3-3436-3037

DOMESTIC WORKS

Gifu Works
1, Kawasaki-cho, Kakamigahara,
Gifu 504-8710, Japan
Phone: 81-58-382-5712
Fax: 81-58-382-2981

Nagoya Works 1
3-11, Kusunoki, Yatomi,
Aichi 498-0066, Japan
Phone: 81-567-68-5117
Fax: 81-567-68-5090

Nagoya Works 2
7-4, Kanaoka, Tobishima-mura,
Ama-gun, Aichi 490-1445, Japan
Phone: 81-567-55-0800
Fax: 81-567-55-0803

Kobe Works
1-1, Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5001
Fax: 81-78-682-5503

Hyogo Works
1-18, Wadayama-dori 2-chome,
Hyogo-ku, Kobe, Hyogo 652-0884, Japan
Phone: 81-78-682-3111
Fax: 81-78-671-5784

Akashi Works
1-1, Kawasaki-cho, Akashi,
Hyogo 673-8666, Japan
Phone: 81-78-921-1301
Fax: 81-78-924-8654

Seishin Works
8-1, Takatsukadai 2-chome,
Nishi-ku, Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1911
Fax: 81-78-992-1910

Kakogawa Works
170, Yamanoue Mukohara, Hiraoka-cho,
Kakogawa, Hyogo 675-0112, Japan
Phone: 81-79-427-0292
Fax: 81-79-427-0556

Banshu Works
2680, Oka, Inami-cho,
Kako-gun, Hyogo 675-1113, Japan
Phone: 81-79-495-1211
Fax: 81-79-495-1226

Harima Works
8, Niijima, Harima-cho,
Kako-gun, Hyogo 675-0155, Japan
Phone: 81-79-435-2131
Fax: 81-79-435-2132

OVERSEAS OFFICES

Beijing Office
Room No. 2602, China World Tower 1,
China World Trade Center,
No. 1, Jian Guo Men Wai Avenue,
Beijing 100004,
People's Republic of China
Phone: 86-10-6505-1350
Fax: 86-10-6505-1351

Taipei Office
15th Floor, Fu-key Bldg.,
99 Jen-Ai Road, Section 2,
Taipei, Taiwan
Phone: 886-2-2322-1752
Fax: 886-2-2322-5009

Delhi Office
5th Floor, Meridien Commercial Tower,
8 Windsor Place, Janpath,
New Delhi, 110001 India
Phone: 91-11-4358-3531
Fax: 91-11-4358-3532

Moscow Office
6th Floor (605), Bolshoy
Ovchinnikovsky per.,
16 Moscow, 115184,
Russian Federation
Phone: 7-495-933-1953~54
Fax: 7-495-933-1955

MAJOR SUBSIDIARIES AND AFFILIATES

Kawasaki Shipbuilding Corporation
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5501
Fax: 81-78-682-5514

Sakaide Shipyard
1, Kawasaki-cho, Sakaide,
Kagawa 762-8507, Japan
Phone: 81-877-46-1473
Fax: 81-877-46-7006

Kawasaki Precision Machinery Ltd.
234, Matsumoto, Hazetani-cho, Nishi-ku,
Kobe, Hyogo 651-2239, Japan
Phone: 81-78-991-1133
Fax: 81-78-991-3186

Kawasaki Plant Systems, Ltd.
Kobe Head Office
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5200
Fax: 81-78-682-5574

Tokyo Head Office
11-1, Minamisuna 2-chome, Koto-ku,
Tokyo 136-8588, Japan
Phone: 81-3-3615-5200
Fax: 81-3-5690-3159

Kawasaki Thermal Engineering Co., Ltd.
18-31, Higashinakajima 1-chome,
Higashiyodogawa-ku, Osaka 533-0033, Japan
Phone: 81-6-6325-0300
Fax: 81-6-6325-0301

NIPPI Corporation
3175 Showa-machi, Kanazawa-ku,
Yokohama, Kanagawa 236-8540, Japan
Phone: 81-45-773-5100
Fax: 81-45-773-5101

Kawasaki Heavy Industries (U.S.A.), Inc.
599 Lexington Avenue, Suite 3901,
New York, NY 10022, U.S.A.
Phone: 1-212-759-4950
Fax: 1-212-759-6421

Houston Branch
333 Clay Street, Suite 4310,
Houston, TX 77002-4103, U.S.A.
Phone: 1-713-654-8981
Fax: 1-713-654-8187

Kawasaki Rail Car, Inc.
29 Wells Avenue, Building #4,
Yonkers, NY 10701, U.S.A.
Phone: 1-914-376-4700
Fax: 1-914-376-4779

Kawasaki Robotics (U.S.A.), Inc.
28140 Lakeview Drive,
Wixom, MI 48393, U.S.A.
Phone: 1-248-446-4100
Fax: 1-248-446-4200

Kawasaki Motors Corp., U.S.A.
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Grand Rapids Office
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-954-3031

Kawasaki Precision Machinery (U.S.A.), Inc.
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-975-3103

Kawasaki Motors Manufacturing Corp., U.S.A.
6600 Northwest 27th Street,
Lincoln, NE 68524, U.S.A.
Phone: 1-402-476-6600
Fax: 1-402-476-6672

Maryville Plant
28147 Business Highway 71,
Maryville, MO 64468, U.S.A.
Phone: 1-660-582-5829
Fax: 1-660-582-5826

Kawasaki Construction Machinery Corp. of America
2140 Barrett Park Drive, Suite 101,
Kennesaw, GA 30144, U.S.A.
Phone: 1-770-499-7000
Fax: 1-770-421-6842

Canadian Kawasaki Motors Inc.
25 Lesmill Road, Don Mills,
Toronto, ON M3B 2T3, Canada
Phone: 1-416-445-7775
Fax: 1-416-445-0391

Kawasaki do Brasil Indústria e Comércio Ltda.
Avenida Paulista, 542-6 Andar,
Bela Vista, 01310-000, São Paulo, S.P., Brazil
Phone: 55-11-3289-2388
Fax: 55-11-3289-2788

Kawasaki Heavy Industries (U.K.) Ltd.
4th Floor, 3 St. Helen's Place,
London EC3A 6AB, U.K.
Phone: 44-20-7588-5222
Fax: 44-20-7588-5333

Kawasaki Precision Machinery (U.K.) Limited
Ernesettle Lane, Ernesettle, Plymouth,
Devon PL5 2SA, U.K.
Phone: 44-1752-364394
Fax: 44-1752-364816

Kawasaki Robotics (UK) Ltd.
Units 6 & 7, Easter Court,
Europa Boulevard, Westbrook,
Warrington WA5 7ZB, U.K.
Phone: 44-1925-713000
Fax: 44-1925-713001

Kawasaki Gas Turbine Europe G.m.b.H.
Nehring Strasse 15,
61352 Bad Homburg, Germany
Phone: 49-6172-7363-0
Fax: 49-6172-7363-55

Kawasaki Robotics G.m.b.H.
29 Sperberweg, 41468 Neuss, Germany
Phone: 49-2131-3426-0
Fax: 49-2131-3426-22

Kawasaki Heavy Industries (Europe) B.V.
7th Floor, Riverstaete,
Amsteldijk 166,
1079 LH Amsterdam,
The Netherlands
Phone: 31-20-6446869
Fax: 31-20-6425725

KHI Europe Finance B.V.
Hoekenrode 6,
1102 BR Amsterdam,
The Netherlands
Phone: 31-20-6293800
Fax: 31-20-6294661

Kawasaki Motors Europe N.V.
Opaallaan 1210,
2132 LN Hoofddorp,
The Netherlands
Phone: 31-2356-70500
Fax: 31-2356-39884

U.K. Branch
1 Dukes Meadow,
Millboard Road, Bourne End,
Buckinghamshire SL8 5XF, U.K.
Phone: 44-1628-856600
Fax: 44-1628-856799

Germany Branch
Max-Planck-Strasse 26,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7340
Fax: 49-6172-734160

France Branch
Parc d'Activités de la Clef de Saint-Pierre,
Rond-Point de l'Epine des Champs, Bâtiment 1,
78990 Elancourt Cedex, France
Phone: 33-1-30-69-0000
Fax: 33-1-30-69-5001

Italy Branch
Via Luigi Meraviglia 31,
20020 Lainate, Italy
Phone: 39-02-9328521
Fax: 39-02-932852-84

Sweden Branch
Häradsvägen 255, S-14172
Huddinge, Sweden
Phone: 46-8-464-0200
Fax: 46-8-464-0240

Spain Branch
Calle Plomo 5-7,
Edificio SERTRAM 4,
08038 Barcelona, Spain
Phone: 34-93-223-1460
Fax: 34-93-223-1469

Benelux Branch
t Hofveld 6-C2,
1702 Groot-Bijgaarden,
Brussels, Belgium
Phone: 32-2-481-7820
Fax: 32-2-481-7829

Kawasaki Motors Racing B.V.
Diamantlaan 14, 2132 WV Hoofddcrp,
The Netherlands
Phone: 31-23-567-0500
Fax: 31-23-563-9884

Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307),
Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941~5
Fax: 82-32-821-6947

Flutek, Ltd.
192-11, Shinchon-dong,
Changwon, Kyungnam, 641-370, Korea
Phone: 82-55-286-5551
Fax: 82-55-286-5553

Kawasaki Motors Enterprise (Thailand) Co., Ltd.
129 Rama 9 Road, Kwaeng Huaykwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510
Fax: 66-2-246-1517

Kawasaki Gas Turbine Asia Sdn Bhd
Lot 30, Jalan Pengacara U1/48 Temasya Industrial Park,
Glenmarie 40150 Shah Alam, Selangore, Malaysia
Phone: 60-3-5569-2882
Fax: 60-3-5569-3093

KHI Design & Technical Service Inc.
20F, 6788 Ayala Avenue,
Olden Square, Makati,
Metro Manila, The Philippines
Phone: 63-2-810-9213
Fax: 63-2-816-1222

Kawasaki Motors (Phils.) Corporation
Km. 23 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila 1771, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

Kawasaki Heavy Industries (Singapore) Pte. Ltd.
6 Battery Road, #18-04,
Singapore 049909
Phone: 65-62255133~4
Fax: 65-62249029

P.T. Kawasaki Motor Indonesia
Jl. Perintis Kemerdekaan, Kelapa Gading,
Jakarta Utara 14250, Indonesia
Phone: 62-21-452-3322
Fax: 62-21-452-3566

Kawasaki Motors Pty. Ltd.
Unit Q, 10-16 South Street,
Rydalmere, N.S.W. 2116, Australia
Phone: 61-2-9684-2585
Fax: 61-2-9684-4580

Wuhan Kawasaki Marine Machinery Co., Ltd.
No. 43 Wudong Road,
Qingshan, Wuhan,
People's Republic of China
Phone: 86-27-86410132
Fax: 86-27-86410136

Kawasaki Heavy Industries (H.K.) Ltd.
Room 3710-14, Sun Hong Kai Centre,
30 Harbour Road, Wanchai, Hong Kong,
People's Republic of China
Phone: 852-2522-3560
Fax: 852-2845-2905

Kawasaki Precision Machinery (China) Ltd.
Yangshan Industrial Park, 9 Guanshan Rd.,
New District, Suzhou, People's Republic of China
Phone: 86-512-66160365
Fax: 86-512-66160366

Nantong COSCO KHI Ship Engineering Co., Ltd.
117, Linjiang Road, Nantong City,
Jiangsu Province, People's Republic of China
Phone: 86-513-350-0666
Fax: 86-513-351-4349

Tonfang Kawasaki Air-Conditioning Co., Ltd.
21-22F, B Building, Tsinghua Tongfang,
Hi-tech Plaza, No. 1 Wangzhuang Road,
Haidian District, Beijing, People's Republic of China
Phone: 86-010-82378866
Fax: 86-010-62341080

Shanghai COSCO Kawasaki Heavy Industries Steel Structure Co., Ltd.
5198 Hutai Road, Baoshan District,
Shanghai 201907, People's Republic of China
Phone: 86-21-5602-8888
Fax: 86-21-5602-5198

KHI (Dalian) Computer Technology Co., Ltd.
Room 205, International Software Service Center,
Dalian Software Park, 18 Software Park Road,
Dalian, People's Republic of China
Phone: 86-411-84748270
Fax: 86-411-84748275

Kawasaki Heavy Industries Consulting & Service (Shanghai) Company, Ltd.
13th Floor, HSBC Tower, 1000,
Lujiazui Ring Road, Pudong New Area,
Shanghai 200120, People's Republic of China
Phone: 86-21-6841-3377
Fax: 86-21-6841-2266

Kawasaki Heavy Industries Machinery Trading (Shanghai) Co., Ltd.
Room 14D, New Hua Lian Mansion,
No. 755 Huai Hai Zhong Road, Shanghai 200020,
People's Republic of China
Phone: 86-21-6472-2710
Fax: 86-21-6472-1213

Kawasaki Robotics (Tianjin) Co., Ltd.
Hongtai Industrial Park, B-1, Taifeng Road 87,
Tianjin Economic-Technological Development Area,
People's Republic of China
Phone: 86-22-5983-1888
Fax: 86-22-5983-1889

(As of August 1, 2007)

Corporate Data

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥103,187,577,986

Number of Shares Issued: 1,659,625,876 shares

Number of Shareholders: 145,590

Number of Employees: 29,211

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Method of Publication of Notices:
http://www.khi.co.jp
The method of publication of notices of the Corporation shall be made electronically. Provided, if the Corporation is unable to make an electronic publication of notice due to an accident or other unavoidable reason, the notice shall be inserted in the *Nihon Keizai Shimbun*.

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-0044, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://adrbny.com

KHI Web Site at: http://www.khi.co.jp

(As of March 31, 2007)

Kawasaki News Release

川崎重工業株式会社

広報室 【東京】 Tel. (03) 3435-2130 【神戸】 Tel. (078) 371-9531 www.khi.co.jp

NO. 2007043 2007年7月31日

平成20年3月期第1四半期　財務・業績の概況

川崎重工は、平成20年3月期第1四半期（平成19年4月1日～平成19年6月30日）財務・業績の概況について、つぎのとおりお知らせします。

連　　結

（単位　億円）

	前年同四半期（平成19年3月期第1四半期）	当四半期（平成20年3月期第1四半期）	（参考）前期（平成19年3月期）
受注高	3,160	3,457	15,926
売上高	3,022	3,304	14,386
営業利益	100	191	691
経常利益	93	191	490
税金等調整前四半期（当期）純利益	93	191	452
四半期（当期）純利益	55	120	297
1株当たり四半期（当期）純利益	3.54 円	7.22 円	18.94 円
総資産	12,672	13,379	13,579
純資産	2,417	3,002	2,953

平成20年３月期　第１四半期財務・業績の概況

平成 19年 7月 31日

上 場 会 社 名　　川崎重工業株式会社　　上場取引所　東証一部・大証一部
コード番号　7012　(URL http://www.khi.co.jp/)　名証一部
代　表　者　役職名　取締役社長　氏 名　大橋　忠晴
問合せ先責任者　役職名　財務経理部長　氏 名　髙尾　光俊
問合せ先窓口　広報室　TEL (03) 3435 - 2130

(百万円未満切捨て)

１．平成20年３月期第１四半期の連結業績（平成19年４月１日 ～ 平成19年６月30日）

(1)連結経営成績　(%表示は対前年同四半期増減率)

	売上高		営業利益		経常利益		四半期(当期)純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年３月期第１四半期	330,444	9.3	19,197	90.8	19,138	104.9	12,010	117.3
19年３月期第１四半期	302,200	14.4	10,058	312.2	9,337	154.9	5,525	239.9
19年３月期	1,438,618		69,141		49,052		29,771	

	１株当たり四半期(当期)純利益	潜在株式調整後１株当たり四半期(当期)純利益
	円 銭	円 銭
20年３月期第１四半期	7.22	7.02
19年３月期第１四半期	3.54	3.19
19年３月期	18.94	17.23

(2)連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円 銭
20年３月期第１四半期	1,337,935	300,229	22.0	177.63
19年３月期第１四半期	1,267,200	241,726	18.6	151.69
19年３月期	1,357,979	295,377	21.3	175.01

2．配当の状況

	1株当たり配当金		
（基準日）	中間期末	期　末	年　間
	円　銭	円　銭	円　銭
19年3月期	－	5.00	5.00
20年3月期(実績)	－	－	5.00
20年3月期(予想)	－	5.00	

3．平成20年3月期の連結業績予想（平成19年4月1日　～　平成20年3月31日）　【参考】

（%表示は、通期は対前期、中間期は対前年中間期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
中　間　期	710,000	9.9	26,000	1.7	26,000	27.6	16,000	40.1	9.62
通　　期	1,480,000	2.8	62,000	△10.3	53,000	8.0	33,000	10.8	19.84

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）：　無

(2) 会計処理の方法における簡便な方法の採用の有無　：　有

(3) 最近連結会計年度からの会計処理の方法の変更の有無　：　無

（注）詳細は、3ページ【定性的情報・財務諸表等】　4．その他をご覧ください。

（将来に関する記述等についてのご注意）

本資料に記載されている業績見通し等の将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

業績予想の前提となる仮定及び業績予想のご利用にあたっての注意事項等については、3ページ【定性的情報・財務諸表等】3．連結業績予想に関する定性的情報　をご覧ください。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

当第1四半期におけるわが国経済は、企業収益の拡大を背景とした民間設備投資の増加により、景気は底堅く推移しました。海外においても、米国において一部減速感はあるものの、中国や欧州などを中心に好況が続いており、総じて堅調に推移しました。

このような経営環境の下で、当社の当第1四半期の連結業績は、受注高が3,457億円、売上高は3,304億円を計上しました。利益については経常利益が191億円となりました。

2．連結財政状態に関する定性的情報

当第1四半期末の総資産は、主に売掛債権の回収に伴う流動資産の減少により、前期末より200億円減の1兆3,379億円となりました。有利子負債については、83億円増の3,126億円となりました。

3．連結業績予想に関する定性的情報

平成20年3月期の業績予想については、これまでのところ順調に推移しており、前回（4月27日）公表値から変更ありません。

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

該当事項はありません。

(2) 会計処理の方法における簡便な方法の採用

法人税等の計上基準については、簡便な手続によっています。

(3) 最近連結会計年度からの会計処理の方法の変更

該当事項はありません。

5．(要約)四半期連結財務諸表

(1) (要約)四半期連結貸借対照表

(単位：百万円、％)

科目	前期末 (平成19年３月期末)	当四半期末 (平成20年３月期 第１四半期末)	増減		前年同四半期末 (平成19年３月期 第１四半期末)
	金額	金額	金額	増減率	金額
(資産の部)					
Ⅰ 流動資産					
1. 現金及び預金	39,350	53,899	14,548	36.9	25,914
2. 受取手形及び売掛金	428,588	364,960	△ 63,628	△14.8	390,517
3. たな卸資産	427,934	435,948	8,013	1.8	403,512
4. その他	70,317	90,527	20,210	28.7	81,947
貸倒引当金	△ 4,273	△ 4,497	△ 223	5.2	△ 3,683
流動資産合計	961,917	940,838	△ 21,079	△2.1	898,208
Ⅱ 固定資産					
1. 有形固定資産	253,819	255,337	1,518	0.5	247,525
2. 無形固定資産	15,128	14,330	△ 798	△5.2	15,306
3. 投資その他の資産	128,586	128,875	288	0.2	110,010
貸倒引当金	△ 1,472	△ 1,447	25	△1.7	△ 3,850
固定資産合計	396,062	397,096	1,034	0.2	368,991
資産合計	1,357,979	1,337,935	△ 20,044	△1.4	1,267,200
(負債の部)					
Ⅰ 流動負債					
1. 支払手形及び買掛金	412,501	355,320	△ 57,180	△13.8	352,725
2. 短期借入金	118,463	127,987	9,523	8.0	162,109
3. 前受金	124,444	153,296	28,851	23.1	119,103
4. コマーシャルペーパー	-	-	-	-	2,000
5. １年内償還社債	20,000	20,000	-	-	29,118
6. その他	131,096	124,499	△ 6,597	△5.0	109,606
流動負債合計	806,506	781,103	△ 25,402	△3.1	774,662
Ⅱ 固定負債					
1. 社債及び長期借入金	165,753	164,620	△ 1,133	△0.6	167,516
2. 退職給付引当金	77,484	79,010	1,526	1.9	70,925
3. その他	12,857	12,971	113	0.8	12,369
固定負債合計	256,095	256,602	506	0.1	250,811
負債合計	1,062,602	1,037,705	△ 24,896	△2.3	1,025,474
(純資産の部)					
Ⅰ 株主資本					
1. 資本金	103,187	103,585	397	0.3	92,085
2. 資本剰余金	53,179	53,575	396	0.7	42,095
3. 利益剰余金	125,798	129,599	3,801	3.0	101,568
4. 自己株式	△ 55	△ 73	△ 18	33.4	△ 45
株主資本合計	282,110	286,686	4,576	1.6	235,704
Ⅱ 評価・換算差額等					
1. その他有価証券評価差額金	19,342	23,538	4,196	21.6	12,437
2. 繰延ヘッジ損益	△ 1,607	△ 6,907	△ 5,300	329.6	△ 679
3. 為替換算調整勘定	△ 9,417	△ 7,952	1,464	△15.5	△ 11,194
評価・換算差額等合計	8,317	8,678	361	4.3	563
Ⅲ 少数株主持分	4,949	4,863	△ 85	△1.7	5,458
純資産合計	295,377	300,229	4,851	1.6	241,726
負債、純資産合計	1,357,979	1,337,935	△ 20,044	△1.4	1,267,200

(2) (要約)四半期連結損益計算書

(単位：百万円、%)

科目	前年同四半期(平成19年3月期第1四半期)	当四半期(平成20年3月期第1四半期)	増減		前期(平成19年3月期)
	金額	金額	金額	増減率	金額
Ⅰ 売上高	302,200	330,444	28,243	9.3	1,438,618
Ⅱ 売上原価	261,050	272,947	11,897	4.5	1,213,524
売上総利益	41,150	57,497	16,346	39.7	225,094
Ⅲ 販売費及び一般管理費	31,091	38,299	7,208	23.1	155,952
営業利益	10,058	19,197	9,138	90.8	69,141
Ⅳ 営業外収益	2,890	3,954	1,063	36.7	12,496
1. 受取利息及び受取配当金	(1,131)	(1,567)	(436)		(3,807)
2. 持分法による投資利益	(701)	(669)	(△ 31)		(2,693)
3. その他	(1,058)	(1,716)	(658)		(5,995)
Ⅴ 営業外費用	3,612	4,013	401	11.1	32,585
1. 支払利息	(1,585)	(2,186)	(600)		(6,649)
2. その他	(2,026)	(1,827)	(△ 199)		(25,935)
経常利益	9,337	19,138	9,800	104.9	49,052
Ⅵ 特別利益	-	-	-	-	-
Ⅶ 特別損失	-	-	-	-	3,785
税金等調整前四半期(当期)純利益	9,337	19,138	9,800	104.9	45,267
法人税、住民税及び事業税	3,795	6,963	3,167	83.4	16,622
法人税等調整額	-	-	-	-	△ 1,336
少数株主利益	16	164	147	880.2	209
四半期(当期)純利益	5,525	12,010	6,485	117.3	29,771

(3) (要約)四半期連結株主資本等変動計算書

前年同四半期（平成19年３月期　第１四半期）　　(単位　百万円)

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年３月31日残高	92,084	42,094	100,775	△ 38	234,917	2,671	5,507	243,096
当四半期の変動額								
新株の発行	0	0			1			1
剰余金の配当			△ 4,672		△ 4,672			△ 4,672
役員賞与			△ 13		△ 13			△ 13
四半期純利益			5,525		5,525			5,525
自己株式の取得				△ 7	△ 7			△ 7
自己株式の処分		0		0	0			0
その他			△ 46		△ 46			△ 46
株主資本以外の項目の当四半期の変動額（純額）						△ 2,107	△ 49	△ 2,156
当四半期の変動額合計	0	1	792	△ 7	787	△ 2,107	△ 49	△ 1,369
平成18年６月30日残高	92,085	42,095	101,568	△ 45	235,704	563	5,458	241,726

当四半期（平成20年３月期　第１四半期）　　(単位　百万円)

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成19年３月31日残高	103,187	53,179	125,798	△ 55	282,110	8,317	4,949	295,377
当四半期の変動額								
新株の発行	397	395			793			793
剰余金の配当			△ 8,297		△ 8,297			△ 8,297
役員賞与					-			-
四半期純利益			12,010		12,010			12,010
自己株式の取得				△ 24	△ 24			△ 24
自己株式の処分		0		5	6			6
その他			88		88			88
株主資本以外の項目の当四半期の変動額（純額）						361	△ 85	275
当四半期の変動額合計	397	396	3,801	△ 18	4,576	361	△ 85	4,851
平成19年６月30日残高	103,585	53,575	129,599	△ 73	286,686	8,678	4,863	300,229

前期（平成19年３月期）　　(単位　百万円)

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年３月31日残高	92,084	42,094	100,775	△ 38	234,917	2,671	5,507	243,096
連結会計年度中の変動額								
新株の発行	11,102	11,083			22,186			22,186
剰余金の配当			△ 4,672		△ 4,672			△ 4,672
役員賞与			△ 13		△ 13			△ 13
当期純利益			29,771		29,771			29,771
自己株式の取得				△ 71	△ 71			△ 71
自己株式の処分		1		54	55			55
その他			△ 62		△ 62			△ 62
株主資本以外の項目の連結会計年度中の変動額（純額）						5,646	△ 557	5,088
連結会計年度中の変動額合計	11,102	11,084	25,022	△ 17	47,193	5,646	△ 557	52,281
平成19年３月31日残高	103,187	53,179	125,798	△ 55	282,110	8,317	4,949	295,377

〈参考〉

事業の種類別セグメント
受注・販売および営業損益の状況(連結)

＜受 注 高＞　　(単位　百万円)

事業の種類別セグメント	前年同四半期(平成19年３月期第１四半期)		当四半期(平成20年３月期第１四半期)		前　期(平成19年３月期)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	23,948	7.5	58,394	16.8	135,600	8.5
車　　両	51,167	16.1	28,637	8.2	269,119	16.8
航 空 宇 宙	27,706	8.7	24,329	7.0	255,613	16.0
ガスタービン・機械	35,857	11.3	49,116	14.2	204,847	12.8
プラント・環境・鉄構	31,395	9.9	20,023	5.7	150,221	9.4
汎　用　機	106,692	33.7	119,329	34.5	403,701	25.3
そ　の　他	39,252	12.4	45,954	13.2	173,584	10.8
合　　計	316,021	100.0	345,785	100.0	1,592,688	100.0

(注) 汎用機事業については主として見込み生産を行っていることから、受注高は売上高と同額として表示しております。

＜売 上 高＞　　(単位　百万円)

事業の種類別セグメント	前年同四半期(平成19年３月期第１四半期)		当四半期(平成20年３月期第１四半期)		前　期(平成19年３月期)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	16,389	5.4	42,884	12.9	108,848	7.5
車　　両	40,958	13.5	30,331	9.1	184,283	12.8
航 空 宇 宙	40,755	13.4	43,205	13.0	269,108	18.7
ガスタービン・機械	39,064	12.9	39,537	11.9	183,308	12.7
プラント・環境・鉄構	24,261	8.0	15,263	4.6	122,062	8.4
汎　用　機	106,692	35.3	119,329	36.1	403,701	28.0
そ　の　他	34,079	11.2	39,892	12.0	167,306	11.6
合　　計	302,200	100.0	330,444	100.0	1,438,618	100.0

(注) 売上高は外部顧客に対する売上高です。

＜営業損益＞　　(単位　百万円)

事業の種類別セグメント	前年同四半期(平成19年３月期第１四半期)	当四半期(平成20年３月期第１四半期)	前　期(平成19年３月期)
	金　額	金　額	金　額
船　　舶	△ 2,227	1,535	△ 2,248
車　　両	2,943	770	13,170
航 空 宇 宙	588	4,712	13,400
ガスタービン・機械	1,947	2,587	9,836
プラント・環境・鉄構	△ 992	△ 464	△ 2,430
汎　用　機	5,628	7,343	27,562
そ　の　他	2,171	2,712	9,851
合　　計	10,058	19,197	69,141

(注) 営業損益のセグメント間精算額は「その他」に含めて表示しております。

EXHIBIT 1

July 31, 2007

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES

FLASH CONSOLIDATED FINANCIAL RESULTS OF THE FIRST QUARTER (Unaudited)

For three months ended June 30, 2007 and 2006 and one year ended March 31, 2007

Operating results

	Millions of yen			Thousands of U.S. dollars
	Three months ended Jun. 30, 2007	Three months ended Jun. 30, 2006	**% Change**	*Three months ended Jun. 30, 2007*
Net sales	¥ **330,445**	¥ 302,200	**+9%**	*$ 2,680,660*
Operating income	**19,198**	10,058	**+91%**	*155,739*
Net income	**12,010**	5,525	**+117%**	*97,428*
Net income per share (Yen)	**7.2**	3.5		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Net assets	Ratio of net assets to total assets
As of June 30, 2007	¥ **1,337,935**	¥ **300,230**	**22%**
As of March 31, 2007	1,357,980	295,378	21%
As of June 30, 2007	*$ 10,853,695*	*$ 2,435,548*	–

	Yen / U.S. dollars	Thousand shares
	Net assets less minority interests per share	Number of shares issued and outstanding
As of June 30, 2007	¥ 177.6	**1,662,806**
As of March 31, 2007	175.0	1,659,415
As of June 30, 2007	*$ 1.44*	–

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2008	¥ 1,480,000	¥ 33,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥123.27=$1, the rate prevailing as of June 30, 2007, solely for the convenience of the readers.

Condensed Consolidated Balance Sheets

As of June 30 and March 31, 2007

	Millions of yen		Thousands of U.S. dollars
	As of Jun. 30, 2007	As of Mar. 31, 2007	As of Jun. 30, 2007
Assets :			
Current assets :			
Cash on hand and in banks	¥ 53,899	¥ 39,351	$ 437,243
Receivables, less allowance	381,725	442,577	3,096,658
Inventories	435,948	427,934	3,536,530
Other current assets	69,266	52,056	561,905
Total current assets	940,838	961,918	7,632,336
Investments and long-term loans less allowance :	100,695	96,994	816,865
Net property, plant and equipment :	255,338	253,819	2,071,372
Intangible and other assets :	41,064	45,249	333,122
Total assets	¥ 1,337,935	¥ 1,357,980	$ 10,853,695
Liabilities and net assets :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 147,987	¥ 138,463	$ 1,200,511
Trade payables	355,321	412,501	2,882,461
Advances from customers	153,296	124,445	1,243,579
Other current liabilities	124,499	131,097	1,009,970
Total current liabilities	781,103	806,506	6,336,521
Long-term liabilities :			
Long-term debt, less current portion	164,620	165,754	1,335,443
Others	91,982	90,342	746,183
Total long-term liabilities	256,602	256,096	2,081,626
Net assets :			
Common stock	103,585	103,188	840,310
Capital surplus	53,575	53,179	434,615
Retained earnings	129,600	125,799	1,051,351
Treasury stock	(74)	(55)	(600)
Net unrealized gains on securities	23,539	19,342	190,955
Gains/losses on hedging items	(6,907)	(1,608)	(56,032)
Foreign currency translation adjustments	(7,952)	(9,417)	(64,509)
Minority interests	4,864	4,950	39,458
Total net assets	300,230	295,378	2,435,548
Total liabilities and net assets	¥ 1,337,935	¥ 1,357,980	$ 10,853,695

Condensed Consolidated Statements of Operations

For three months ended June 30, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars
	There months ended Jun. 30, 2007	Three months ended Jun. 30, 2006	% Change	There months ended Jun. 30, 2007
Net sales	¥ 330,445	¥ 302,200	+9%	$ 2,680,660
Cost of sales	272,948	261,050		2,214,229
Gross profit	57,497	41,150		466,431
Selling, general and administrative expenses	38,299	31,092		310,692
Operating income	19,198	10,058	+91%	155,739
Other income (expenses) :				
Interest and dividend income	1,567	1,131		12,712
Equity in income of unconsolidated subsidiaries and affiliates	670	701		5,435
Interest expense	(2,186)	(1,585)		(17,733)
Other, net	(111)	(968)		(900)
Income before income taxes and minority interests	19,138	9,337	+105%	155,253
Income taxes	(6,964)	(3,795)		(56,495)
Minority interests in net loss (income) of consolidated subsidiaries	(164)	(17)		(1,330)
Net income	¥ 12,010	¥ 5,525	+117%	$ 97,428

Net sales, orders and operating income (loss) by industry segment

For three months ended June 30, 2007 and 2006

	Millions of yen				% Change	Thousands of U.S. dollars
	Three months ended Jun. 30, 2007		Three months ended Jun. 30, 2006			*Three months ended Jun. 30, 2007*
Net sales :						
Shipbuilding	¥ 42,885	*(13%)*	¥ 16,389	*(5%)*	+162%	$ 347,895
Rolling Stock & Construction Machinery	30,331	*(9%)*	40,958	*(14%)*	-26%	246,053
Aerospace	43,206	*(13%)*	40,756	*(13%)*	+6%	350,499
Gas Turbines & Machinery	39,538	*(12%)*	39,064	*(13%)*	+1%	320,743
Plant & Infrastructure Engineering	15,264	*(5%)*	24,261	*(8%)*	-37%	123,826
Consumer products & Machinery	119,329	*(36%)*	106,692	*(35%)*	+12%	968,030
Other	39,892	*(12%)*	34,080	*(12%)*	17%	323,614
Total	¥ 330,445	*(100%)*	¥ 302,200	*(100%)*	+9%	$ 2,680,660

	Millions of yen				% Change	Thousands of U.S. dollars
	Three months ended Jun. 30, 2007		Three months ended Jun. 30, 2006			*Three months ended Jun. 30, 2007*
Orders :						
Shipbuilding	¥ 58,395	*(17%)*	¥ 23,949	*(8%)*	+144%	$ 473,716
Rolling Stock & Construction Machinery	28,638	*(8%)*	51,168	*(16%)*	-44%	232,319
Aerospace	24,330	*(7%)*	27,706	*(9%)*	-12%	197,372
Gas Turbines & Machinery	49,116	*(14%)*	35,858	*(11%)*	+37%	398,442
Plant & Infrastructure Engineering	20,023	*(6%)*	31,395	*(10%)*	-36%	162,432
Consumer products & Machinery	119,329	*(35%)*	106,692	*(34%)*	+12%	968,031
Other	45,954	*(13%)*	39,253	*(12%)*	+17%	372,791
Total	¥ 345,785	*(100%)*	¥ 316,021	*(100%)*	+9%	$ 2,805,103

	Millions of yen		Thousands of U.S. dollars
	Three months ended Jun. 30, 2007	Three months ended Jun. 30, 2006	*Three months ended Jun. 30, 2007*
Operating income (loss) :			
Shipbuilding	¥ 1,536	¥ (2,227)	$ 12,460
Rolling Stock & Construction Machinery	771	2,943	6,254
Aerospace	4,713	588	38,233
Gas Turbines & Machinery	2,588	1,947	20,995
Plant & Infrastructure Engineering	(464)	(992)	(3,763)
Consumer products & Machinery	7,343	5,628	59,569
Other	2,711	2,171	21,991
Total	¥ 19,198	¥ 10,058	$ 155,739

END